UNIVERSAL

ANNUAL REPORT 2002



UNIVERSAL HEALTH SERVICES, INC.





Index

Front Cover: This unique photomosaic is made from over 4900 individual pictures taken during the construction of The George Washington University Hospital.

On August 23, 2002, one of UHS's most ambitious dreams became a reality. The new George Washington University Hospital (GWUH) officially opened its doors, inaugurating a state-of-the-art medical facility that is unmatched in our nation's capital. Five years in the making, it has been welcomed by patients, staff members, and community leaders alike.





The new GWUH is a shining example of the UHS approach to hospital management. It is designed to meet the highest standards of patient services. It features the latest in advanced medical technologies. And it was achieved through the hard work and effective management of professionals who believe that quality healthcare can coexist with profitable operations.

Corporate Profile

Universal Health Services, Inc. is one of the largest and most experienced hospital management companies in the nation. We have focused our efforts on managing acute care hospitals, behavioral health hospitals, and ambulatory surgery and radiation oncology centers.

We believe hospitals will remain the focal point of the healthcare delivery system. We have built our success by remaining committed to a program of rational growth around our core businesses and seeking opportunities complementary to them. The future of our industry remains bright for those whose focus is providing quality healthcare on a cost-effective basis.

The UHS Mission

To provide superior quality healthcare services that: Patients recommend to families and friends, physicians prefer for their patients, purchasers select for their clients, employees are proud of, and investors seek for long-term returns.

We will realize this vision through our commitment to the following principles: service excellence, continuous improvement in measurable ways, employee development, ethical and fair treatment for all, teamwork, compassion, and innovation in service delivery.

Admissions
(in thousands)


480
420
360
300
240
180
120
60
0
98
99
00
01
02

Financial Highlights

YEAR ENDED DECEMBER 31	2002	2001	PERCENTAGE INCREASE	2000
NET REVENUES	**$ 3,258,898,000**	**$ 2,840,491,000**	**15%**	**$ 2,242,444,000**
NET INCOME	**$ 175,361,000**	**$ 99,742,000**	**76%**	**$ 93,362,000**
EARNINGS PER SHARE* (DILUTED)	**$ 2.74**	**$ 1.60**	**71%**	**$ 1.50**
PATIENT DAYS	**2,564,022**	**2,253,611**	**14%**	**1,626,069**
ADMISSIONS	**414,390**	**355,117**	**17%**	**264,742**
AVERAGE NUMBER OF LICENSED BEDS	**10,648**	**9,966**	**7%**	**7,592**

* The earnings per share have been adjusted to reflect the two-for-one stock split declared in the form of a 100% stock dividend which was paid in June 2001.

Net Revenues
(in millions)


$3,400
$2,975
$2,550
$2,125
$1,700
$1,275
$850
$425
$0
98
99
00
01
02

Earnings Per Share
(diluted)


$2.80
$2.45
$2.10
$1.75
1.40
$1.05
$.70
$.35
$0
98
99
00
01
02



Letter to Shareholders

An Added Sense of Purpose

Following the turmoil and tragedy in our nation after the September 11, 2001, attack, we have had to reorient ourselves to a new situation, becoming both vigilant and prepared. We fully understand that hospitals, which might be in the front line, will be asked to do more. That is one reason 2002 brought a new sense of purpose for UHS's hospitals nationwide.

And while we have continued to fulfill our responsibilities as guardians of public safety, we have remained focused on our primary mission of delivering quality healthcare services to patients, and solid returns to our shareholders.

Net Income Increases for the 10th Consecutive Year

We are pleased to report that net revenues for the year ended December 31, 2002, were $3.3 billion, a 15% increase from the prior year. Net income for the year was $175.4 million or $2.74 per share (diluted). Net income increased for the tenth consecutive year. By year-end 2002, shareholders' equity increased 14% to $917 million and debt declined to $689 million.

As these figures indicate, 2002 was simply an outstanding year for Universal Health Services. We achieved new records in revenues, net income, and earnings per share. We are extremely pleased that in an overall bleak economic environment The Wall Street Journal listed UHS as the Top Healthcare provider for the ten-year period of 1992-2002. The Wall Street Journal Shareholder Scoreboard ranks the performance of 1,000 major U.S. companies based on total returns to shareholders. At 29%, UHS's average return was first and more than double the industry group average. We are proud of this accomplishment because it confirms the wisdom of our business growth strategy and the value of our company's reputation for integrity.

UHS Acquires 100th Facility and We're Still Growing

This strategy reached an exciting new milestone in 2002 as we acquired our 100th facility, located in Lansdale, Pennsylvania. This community hospital, which has been renamed Central Montgomery Medical Center, has the distinction of being UHS's first acute care facility in Pennsylvania, complementing our highly regarded network of behavioral healthcare centers throughout the state.

This past year, UHS expanded into a new frontier: Alaska. We have acquired North Star Behavioral Health Systems, a group of high-quality psychiatric care facilities serving the growing community of Anchorage.

In addition, four major projects were begun in 2002. Construction began on Spring Valley Hospital Medical Center in Las Vegas, which brings The Valley Health System's hospitals to four, increasing UHS's strong position in the nation's fastest-growing major city. We also began construction on the Heart Hospital of Northwest Texas in Amarillo, and the Women's Center at the Wellington Regional Medical Center. And we broke ground on Lakewood Ranch Medical Center, which will add to our network of facilities in Manatee County, Florida.

Another exciting milestone in 2002 was the opening of the new George Washington University Hospital in Washington, D.C. This technologically advanced facility gives UHS a high profile presence in our nation's capital. We are very proud of completing this four-year project on time and on budget, resulting in the finest hospital to be built in Washington, D.C. in over 25 years. We look forward to the many benefits it will bring to patients, the local community, our University partner and our company.

These new facilities will add 12% to the number of available beds in our acute care division. They exemplify UHS's ongoing strategy of building or acquiring hospitals in areas where population growth is above the national average. These hospitals will soon become an integral part of the local community by consistent investment in people, services, and facilities.

Our Most Important Resource: UHS's People

In December 2002, we were happy to welcome Robert L. Smith to our company's management. As Vice President and Regional Director of Acute Care Operations, Robert is applying his expertise to the company's hospitals in Texas, Oklahoma and Louisiana.

In the Behavioral Health Company, Barry Pipkin was promoted to Regional Vice President and Linda Berridge is the newest Group Director.

And we congratulate John "Skip" Williams, M.D., Ed.D., a member of UHS's Board of Directors and currently Dean of The George Washington University Medical Center, who was named Provost of the University.

Fixing a Problem

Our industry continues to be impacted by the rising cost of malpractice insurance. This has been brought about by excessive non-economic awards, forcing many highly qualified physicians to alter their practice patterns. Some are leaving the field of medicine altogether, at a time when our nation urgently needs experienced, competent medical professionals. This unfortunate trend must be reversed. We believe that placing caps on non-economic damages and implementing objective screening panels will help to reduce the number of frivolous lawsuits and excessive awards, while ensuring that injured individuals receive compensation for important continued medical care and economic loss. On March 13, 2003, the U.S. House of Representatives passed legislation along these lines, and now the legislation moves to the Senate where it has died in previous years. Let's hope the Senate finally acts to mitigate this crisis that affects every American.

At this writing America has entered into war in Iraq. We fully support those UHS service personnel called to duty to protect our nation. And we pledge to assist their families in their absence and retain their jobs until they can safely return home.

As we enter our 25th year, we look back with pride at what has been accomplished. And we look ahead with excitement to all the positive programs now being planned and put in place to better serve the many communities of which our hospitals are an integral part. They have come to rely on UHS to effectively provide hospital services when the need arises, and we will not fail them.

We are privileged to play this role and thank the over 30,000 UHS professionals who make it possible for our company to fulfill our unique corporate mission.

May God continue to bless America.



Alan B. Miller
Chairman of the Board
President and Chief
Executive Officer

Overcoming Skepticism, Again.

At first, there seemed to be more skeptics than believers.

When UHS announced a joint venture with The George Washington University Hospital (GWUH) in 1997, many hospital staff members feared that their new corporate partner would be driven solely by financial interests.

That is, they expected UHS to cut corners on facilities, equipment, staffing, and the quality of medical care.

Community members, too, expressed concerns that one of Washington, D.C.'s most venerated hospitals would see more than 175 years of tradition swept away in the name of profits.

But the story of the new GWUH is one of optimism overcoming skepticism, and outstanding quality leading to outstanding performance. In short, it is a microcosm of UHS's long history of excellence in hospital management.

And it is only one success story in a year that saw continued growth for our unique healthcare company.



The George Washington University Hospital is a unique facility, befitting its status as a primary hospital for the President of the United States, members of Congress, and visiting dignitaries.


THE GEORGE
WASHINGTON
UNIVERSITY
HOSPITAL
UHS
Universal Health

A Perfect Fit

The GWUH/UHS partnership began in 1997, when the university's leaders realized they had reached a turning



point in their institution's proud history.

After struggling for years with deficits and a 1948-vintage facility, GWUH reluctantly decided that they could no longer operate without a source of substantial outside funding and hospital management expertise. The university knew that this meant giving up some measure of control, but they also hoped to structure a deal that ensured continued operation of their all-important academic programs.





"We began by talking with several of America's largest hospital management companies," recalls John F. Williams, Jr., M.D., Ed.D., Vice President for Health Affairs and Dean, The George Washington University. "And at first, UHS was actually considered too small to make our list of candidates.

"But after working with some of the larger companies," says Dr. Williams, "we came to appreciate that what really mattered was not the size of the company but its culture. And in that regard, UHS proved to be a perfect fit."

Over the course of the next few months, a partnership agreement was forged in which UHS would fund a brand-new hospital building while GWU would retain 20% ownership and full academic privileges.

A Challenging Site

In 1999, after a long process of securing approvals, UHS began construction of the new George Washington University Hospital, directly across the street from the old facility.

Guided by Donald Pyskacek, UHS's assistant vice president in charge of design and construction, the partners selected a six-story design with a curved, glass-enclosed facade. Inside, the new building would reflect UHS's extensive experience in building and managing modern healthcare facilities, from its efficient emergency department, to its advanced surgical suites, to its comfortable patient rooms.

The new hospital would be outfitted with the very latest in medical technology, including:

- The Dilon 6800 gamma camera
- EnSite Cardiac Mapping
- Virtual reality training centers
- The Micropaq telemetry System
- Inturis Suite
- The Integris Biplane Neurovascular Imaging System
- The Integris Allura, a catheterization lab with three-dimensional imaging
- Neonatal incubators
- GE Signa Infinity MRI



A Disturbing Trend

But before construction of the new facility got underway, a disturbing trend began to emerge. Some of the hospital's finest medical professionals were leaving GWUH – and taking their patients with them.

As part of a team that is considered among the finest in America, many physicians and nurses worried that UHS would compromise their high medical standards in exchange for profits.



Despite ongoing

defections, UHS and GWUH pressed ahead toward a targeted 2002 opening date.

As that date moved closer, word circulated through the Washington, D.C. medical community that the new GWUH lived up to all of its promises – and more.

And by the time the new hospital had opened, many medical professionals – and their patients – had returned. For example, Dan McLean, CEO and Managing Director, The George Washington University Hospital, recalls that the hospital's chief nursing officer relayed to him a story of a nurse who left during the construction phase. "But after she saw the facility and equipment," he says, "she wrote a letter saying, 'Can I come home?'"

At the same time, 292 new physicians joined the medical staff between 1999 and 2002.

An Institution Transformed

When the new George Washington University Hospital opened its doors on August 23, 2002 – on time and on budget – professionals and patients alike saw an institution transformed.

The hospital's Emergency Department is more than two and one half times larger than before, with more treatment areas, the latest equipment, and increased patient privacy. As a result,



The Dilon 6800





EnSite Cardiac Mapping




MICROPAQ
Welch Allyn

Virtual Reality Training Centers



Micropaq Telemetry System

Inturis Suite





Integris Biplane



Neonatal Incubators

Integris Biplane Neurovascular Imaging System





John F. Williams, Jr., M.D., Ed.D.

emergency visits have already increased by 20 percent.

In addition, there are twice as many operating theaters – the smallest of which would hold the largest operating room from the old hospital. And the hospital's world-class surgeons are at last using world-class equipment.

In the old hospital, the interventional cardiac care rooms were on different floors. In the new one, they are adjacent to one another, saving precious seconds for patients in crisis.

In addition, an advanced communications network allows physicians and nurses to view images, EKGs, lab reports, and other patient records using a desktop or laptop PC – or even a Palm Pilot.

And on its top floor, GWUH features one of the world's finest medical education facilities, where students can perform exams and even complex surgical procedures on lifelike simulators.

"The sixth floor is a unique setting," says Richard Becker, M.D., Medical Director and Assistant Dean for Medical Affairs, The George Washington University. "It makes our university more attractive to top medical students, who are critical to the university's future."

Features like these have made GWUH the pride of the Washington, D.C. healthcare community – and a welcome addition to UHS.



Karen Hicks
Chief Nurse Executive

"A Renaissance for GWUH"



Paulita Amigo,
Clinical Director, Neuroscience, Orthopedics, and Rehabilitation



Fred Bailey
Security Manager



Richard Becker, M.D.
Medical Director

A transformation of this magnitude did not go unnoticed by the local community.

At the grand opening ceremony, local newspaper, radio, and television news teams were on hand to cover it. And among the many VIP's in attendance was President Bush's chief of staff Andrew Card, who proclaimed "This is the President's hospital."

Hospital officials have also conducted tours for dozens of physicians, visiting dignitaries, Wall Street analysts, and even administrators from other major medical centers. But perhaps the strongest endorsement has come from GWUH's discerning professional staff.

"The physicians here are incredibly excited," Dr. Becker says, "and the whole atmosphere is alive with energy. Physicians feel this is the place to be. And they've voted with their feet. Our census is climbing, and patients want to come back here. It's a real renaissance for The George Washington University Hospital."

Paulita Amigo, Clinical Director, Neuroscience, Orthopedics, and Rehabilitation, agrees, calling the new facility, "the dream hospital that we always hoped to have."

And Fred Bailey, a longtime staff member

and manager of the security department, believes that the new GWUH is, "simply the finest facility of its kind in this city."

A Familiar Pattern

Those who looked closely at the history of UHS would have known that the fears of an uncaring "corporate takeover" were unfounded.

Throughout its 25-year history, UHS has established a track record for acquiring and building hospitals, and then investing in their improvement and growth. At the outset, however, the initial reaction on the part of community leaders and staff members is often skeptical.

For example, a similar mood of skepticism surrounded UHS's acquisition of Northwest Texas Hospital in 1996. It was a challenging and contentious process, with many in the community expressing the fear that UHS would focus on short-term profits while decreasing the quality of care and restricting service to indigent patients.

Since that time, however, UHS has made significant investments in the facility – and in



Acquired by UHS in 1996, Northwest Texas Hospital has become the centerpiece of a multiple-hospital network serving the Amarillo, Texas region.


Northwest Texas Hosp

the local market – while actually increasing the level of indigent care. And today, the hospital serves as the center-piece of the Northwest Texas Health System, a network that also includes the J.O. Wyatt Community Health Center, Northwest Texas Women's and Children's Center, Northwest Texas Sports Medicine Center, Northwest Wound Care Center, the Pavilion – and in 2003, The Heart Hospital of Northwest Texas.

In fact, investing in quality healthcare is what UHS does best.



A Strong Commitment to Las Vegas

UHS continues to invest significantly in the Las Vegas market, which remains the fastest-growing major metropolitan area in the United States.

In 2002, Summerlin Hospital Medical Center, one of six UHS facilities in the area, completed a 5,000 sq. ft. operating expansion, adding five new suites. It also completed an equally large endoscopy suite, and a new OB floor with 16 postpartum beds.

Desert Springs Hospital opened a new 126-bed patient tower to meet increasing demand. Desert Springs Hospital also received the 2001 Corporate Service Excellence Award, presented by UHS for outstanding improvements in patient and employee satisfaction.

Valley Hospital Medical Center broke ground on a new project that will double the size of its emergency department, including a 13-bed fast-track unit that will accommodate walk-ins, urgent care needs, and industrial injuries.

Northern Nevada Medical Center in Sparks, Nevada, broke ground on a major expansion of its emergency and radiology departments, as well as its parking area. The project will more than double the hospital's




Auburn
Regional Medical Center

Auburn Regional Medical Center
Auburn, Washington


SUMMERLIN MEDICAL CENTER
HOSPITAL ENTRANCE

Summerlin Hospital Medical Center Las Vegas, Nevada

emergency department, and will allow the installation of new MRI and nuclear medicine equipment.

And in 2003, UHS plans to complete construction of Spring Valley Hospital in Las Vegas, an entirely new acute care facility that will house 176 beds.

Continued Expansion, Nationwide

But Las Vegas is far from our only area of focus. In 2002, we added new facilities, new equipment, and new capabilities throughout the nationwide UHS network.

For example, Auburn Regional Medical Center, a hospital in Auburn, Washington, recently completed a new tower with 149 patient beds. In addition, the hospital has added new emergency room, OB/GYN, and surgical facilities.

At Doctors Hospital of Laredo, located in Laredo, Texas, UHS has begun development of Providence Surgical Medical Center, a new 38,000 sq. ft. short-stay hospital joint venture, to add to the new 180 bed hospital opened in 2001. Careful attention to physician requirements was an important factor in this venture, which will help UHS increase its competitive position in the

Laredo community – which is the nation's second fastest growing, after Las Vegas.

Aiken Regional Medical Centers in Aiken, South Carolina, replaced an aging cardiac catheterization lab with a new GE Innova-2000 unit that offers the latest in digital cardiac imaging technology. The new equipment will help the lab continue its remarkable record of serving nearly twice as many patients as its nearest competitors.

At Manatee Memorial Hospital in Bradenton, Florida, a new emergency department completed its first full year of operation. This 29,600 sq. ft. facility features state-of-the-art cardiac monitoring equipment, two centralized nursing stations, and an enlarged waiting area.

Also in Manatee County, we broke ground on a 120-bed acute care hospital on a 30-acre site in the center of Lakewood Ranch, Florida.

And at Wellington Regional Medical Center in West Palm Beach, Florida, UHS opened a new



$5 million, 13,000 sq. ft. outpatient surgery and admitting center. UHS also began construction on the Medical Arts Pavilion II, a new 50,000 sq. ft. medical office building.

At Manatee Memorial Hospital in Bradenton, Florida, a recent expansion has more than doubled the size of the emergency department, while adding state-of-the-art equipment.



A Consistent Strategy

UHS continues to pursue a consistent strategy of operating hospitals in geographic regions where population growth exceeds the national average, and then working to make those hospitals the finest in their respective markets.

Admittedly, this approach to quality healthcare might seem uncommon in today's healthcare market. But it is simply business as usual for UHS.

Important Developments in Behavioral Healthcare

The year 2002 also brought ongoing investments – and ongoing growth – for UHS's Behavioral Health Division, which now consists of 38 facilities across the country.



Linda Berridge
Group Director and
CEO - Managing Director
Two Rivers
Psychiatric Hospital

For example, Lakeside Behavioral Health System in Tennessee began construction of a new 100-bed mental health hospital building. This $6.5 million project will include the construction of a new two-story, 52,000 sq. ft. hospital building for adults.



Two Rivers
Psychiatric Hospital
Kansas City, Missouri

The Pavilion Foundation in Champaign, Illinois, opened the Pavilion Foundation School, which is designed to meet the educational needs of the Pavilion Residential Treatment Center's clients, and also serves day students from area school districts. The 20,400 sq. ft. building has a capacity for 110 students, and includes a gymnasium and cafeteria.

To accommodate increasing demand, the 200 bed Provo Canyon School in Provo, Utah, expanded its classroom space and added 30 new beds to its fourth floor.

Talbott Recovery Campus in Atlanta, Georgia, has added a library and chapel to serve its growing patient population. This nationally known facility specializes in substance abuse treatment for healthcare professionals.

Finally, the Behavioral Health Division acquired North Star Behavioral Health Systems in Anchorage, Alaska. This network consists of acute care beds, as well as the

Westwood Lodge Hospital
Westwood, Massachusetts







Martin C. Schappell
Vice President
UHS Behavioral Health

North Star Residential Treatment center, and a unit in Palmer, Alaska. It marks UHS's first foray into the state of Alaska.

Overall, the Behavioral Healthcare Division reported record revenues and profits, even as major competitors continue to experience financial difficulties. This outstanding performance is attributable to a stable management team, a focus on quality care, and an individualized approach to patient services provided by each facility.



Roy A. Ettlinger
Vice President
UHS Behavioral Health
and CEO, The
Arbour Health System

A Bright Future

For the entire UHS network, which also includes the Ambulatory Surgery Division, the Radiation Oncology Division, and Médi-Partenaires, our hospital company in France, the year 2002 was one of growth and profitability.

With improving reimbursement trends, a superb nationwide staff of dedicated healthcare professionals, and a proven management strategy, we look forward to an even brighter future.

The Arbour
Hospital
Boston,
Massachusetts



Fuller Memorial
Hospital
South Attleboro,
Massachusetts



Lakeside Behavioral
Health System
Memphis, Tennessee




PRESIDENT'S MEDAL
THE GEORGE WASHINGTON UNIVERSITY
1821

A Special Honor

On May 19, 2002, Alan B. Miller, President and Chairman of the Board of UHS, along with Kenneth P. Moritsugu, MD, Acting Surgeon General of the United States, received the prestigious President's Medal from The George Washington University School of Medicine and Health Sciences (SMHS).

The President's Medal is a tribute to special guests, family and friends of the University. And it reflects our company's nationwide commitment to civic leadership in the communities we serve.

Previous recipients include Vaclav Havel, first president of the Czech Republic; Mikhail Gorbachev, past president of the former U.S.S.R; and journalist Walter Cronkite.

The award was presented by John F. Williams, Jr., M.D., Ed.D., Vice President for Health Affairs and Dean, The George Washington University, who said, "We are pleased to be able to bestow this prestigious honor on Alan Miller for his philanthropic contribution to the arts, his leadership against racism, as well as his outstanding contributions and humanitarian efforts to the country through healthcare."

The Wall Street Journal listed UHS as the Top Healthcare provider for the ten-year period of 1992-2002. The Wall Street Journal Shareholder Scoreboard ranks the performance of 1,000 major U.S. companies based on total returns to shareholders. At 29%, UHS's average return was first and more than double the industry group average.

THE WALL STREET JOURNAL.

SHAREHOLDER SCOREBOARD

PERFORMANCE OF 1,000 MAJOR U.S. COMPANIES COMPARED WITH THEIR PEERS

TOP TEN HEALTHCARE PROVIDERS

Healthcare Providers	10-Year Average Return (%)	Surplus/Deficit Relative to Industry
Universal Health Services	**29.0**	**15.6**
Express Scripts	28.0	14.6
Lincare Holdings	23.6	10.2
Health Management	22.9	9.5
UnitedHealth Group	19.4	6.1
Oxford Health Plans	17.8	4.5
Mid Atlantic Medical	16.8	3.5
First Health Group	12.5	-0.9
Omnicare	12.4	-0.9
HCA	12.2	-1.2
Industry Group Average	13.4	--

FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

The matters discussed in this report as well as the news releases issued from time to time by the Company include certain statements containing the words "believes", "anticipates", "intends", "expects" and words of similar import, which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following: that the majority of the Company's revenues are produced by a small number of its total facilities; possible unfavorable changes in the levels and terms of reimbursement for the Company's charges by government programs, including Medicare or Medicaid or other third party payors; industry capacity; demographic changes; existing laws and government regulations and changes in or failure to comply with laws and governmental regulations; the ability to enter into managed care provider agreements on acceptable terms; liability and other claims asserted against the Company; competition; the loss of significant customers; technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare; the ability to attract and retain qualified personnel, including nurses and physicians; the ability of the Company to successfully integrate its acquisitions; the Company's ability to finance growth on favorable terms; and, other factors referenced in the Company's 2002 Form 10-K. Additionally, the Company's financial statements reflect large amounts due from various commercial payors and there can be no assurance that failure of the payors to remit amounts due to the Company will not have a material adverse effect on the Company's future results of operations. Also, the Company has experienced a significant increase in professional and general liability and property insurance expense caused by unfavorable pricing and availability trends of commercial insurance. As a result, the Company has assumed a greater portion of its liability risk and there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in claims asserted against the Company which are self-insured, will not have a material adverse effect on the Company's future results of operations. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Management disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

RESULTS OF OPERATIONS

Net revenues increased 15% to $3.26 billion in 2002 as compared to 2001 and 27% to $2.84 billion in 2001 as compared to 2000. The $420 million increase in net revenues during 2002 as compared to 2001 primarily resulted from: (i) a $255 million or 9% increase in net revenues generated at acute care hospitals (located in the U.S., Puerto Rico and France) and behavioral health care facilities owned during both years, and; (ii) $159 million of revenues generated at acute care and behavioral health care facilities acquired in the U.S. and France purchased at various times subsequent to January 1, 2001 (excludes revenues generated at these facilities one year after acquisition).

The $600 million increase in net revenues during 2001 as compared to 2000 resulted from: (i) a $276 million or 13% increase in net revenues generated at acute care and behavioral health care facilities owned during both years, and; (ii) $324 million of net revenues generated at acute care and behavioral health care facilities acquired in the U.S and France since January 1, 2000 (excludes revenues generated at these facilities one year after acquisition).

Net revenues from the Company's acute care facilities (including the nine hospitals located in France) and ambulatory treatment centers accounted for 82%, 81% and 84% of consolidated net revenues during 2002, 2001 and 2000, respectively. Net revenues from the Company's behavioral health services facilities accounted for 17%, 19% and 16% of consolidated net revenues during 2002, 2001 and 2000, respectively.

Operating income (defined as net revenues less salaries, wages and benefits, other operating expenses, supplies expense and provision for doubtful accounts) increased 17% to $516 million in 2002 from $442 million in 2001. In 2001, operating income increased 23% to $442 million from $359 million in 2000. Overall operating margins (defined as operating income divided by net revenues) were 15.8% in 2002, 15.6% in 2001 and 16.0% in 2000. The factors causing the fluctuations in the Company's overall operating margins during the last three years are discussed below.

Below is a reconciliation of consolidated operating income to consolidated income before income taxes and the extraordinary charge, recorded in 2001:

	2002	2001	2000
Consolidated operating income	**$516,019**	$441,921	$359,325
Less: Depreciation and amortization	**124,794**	127,523	112,809
Lease and rental	**61,712**	53,945	49,039
Interest expense, net	**34,746**	36,176	29,941
Provision for insurance settlements	**—**	40,000	—
(Recovery of)/facility closure costs	**(2,182)**	—	7,747
Losses on foreign exchange and derivative transactions	**220**	8,862	—
Minority interest in earnings of consolidated entities	**19,658**	17,518	13,681
Consolidated income before income tax and extraordinary charge	**$277,071**	$157,897	$146,108
Operating margin	**15.8%**	15.6%	16.0%

Net income was $175.4 million in 2002 as compared to $99.7 million in 2001. The increase of approximately $76 million during 2002 as compared to 2001 was primarily attributable to: (i) an increase of approximately $33 million, after-tax, in operating income from acute care and behavioral health care facilities owned during both periods located in the U.S., Puerto Rico and France, due to the factors described below in Acute Care Services and Behavioral Health Services; (ii) an increase of approximately $10 million, after-tax, in operating income from acute care and behavioral health care facilities acquired in the U.S., Puerto Rico and France during 2001 and 2002 (excludes operating income, after-tax, generated at these facilities one year after acquisition); (iii) the 2001 period including $15.6 million of after-tax goodwill amortization expense which ceased upon the January 1, 2002 adoption of the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" (this decrease was substantially offset by an increase during 2002, in depreciation expense attributable to capital additions and acquisitions, including depreciation expense on the newly constructed 371-bed George Washington University Hospital which opened during the third quarter of 2002), and; (iv) the 2001 period including approximately $31 million of after-tax charges relating to provision for insurance settlements, losses on foreign exchange contracts, derivative transactions and debt extinguishment.

ACUTE CARE SERVICES

On a same facility basis, net revenues at the Company's acute care hospitals located in the U.S. and Puerto Rico increased 10% in 2002 as compared to 2001 and 14% in 2001 as compared to 2000. On a same facility basis, admissions and patient days increased 6.9% and 5.5%, respectively, in 2002 as compared to 2001 as the average length of stay remained unchanged at 4.7 days. Admissions and patient days at the Company's acute care hospitals located in the U.S. and Puerto Rico increased 4.8% and 5.7%, respectively, in 2001 as compared to 2000 as the average length of stay was 4.8 days in 2001 as compared to 4.7 days in 2000.

In addition to the increase in inpatient volumes, the Company's same facility net revenues were favorably impacted by an increase in prices charged to private payors including health maintenance organizations and preferred provider organizations as well as an increase in Medicare reimbursements which commenced on April 1, 2001. On a same facility basis, at the Company's acute care hospitals located in the U.S. and Puerto Rico, net revenue per adjusted admission (adjusted for outpatient activity) increased 3.6% and net revenue per adjusted patient day (adjusted for outpatient activity) increased 4.6% in 2002 as compared to 2001. Also on a same facility basis, net revenue per adjusted admission increased 8.4% and net revenue per adjusted patient day increased 7.4% in 2001 as compared to 2000. Included in the same facility acute care financial results and patient statistical data are the operating results generated at the 60-bed McAllen Heart Hospital which was acquired by the Company in March of 2001. Upon acquisition, the facility began operating under the same license as an integrated department of McAllen Medical Center and therefore the financial and statistical results are not separable.

Despite the increase in patient volume at the Company's acute care hospitals, inpatient utilization continues to be negatively affected by payor-required, pre-admission authorization and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. The increase in net revenue was negatively affected by lower payments from the government under the Medicare program as a result of the Balanced Budget Act of 1997 ("BBA-97") and discounts to insurance and managed care companies (see General Trends). During 2002, 2001 and 2000, 43%, 43% and 44%, respectively, of the net patient revenues at the Company's acute care facilities were derived from Medicare and Medicaid (excludes revenues generated from managed Medicare and Medicaid programs). During 2002, 2001 and 2000, 37%, 36% and 35%, respectively, of the net patient revenues at the Company's acute care facilities were derived from managed care companies which includes health maintenance organizations, preferred provider organizations and managed Medicare and Medicaid programs. The Company anticipates that the percentage of its revenue from managed care business will continue to increase in the future. The Company generally receives lower payments per patient from managed care payors than it does from traditional indemnity insurers.

At the Company's acute care facilities located in the U.S. and Puerto Rico, operating expenses (salaries, wages and benefits, other operating expenses, supplies expense and provision for doubtful accounts) as a percentage of net revenues were 82.8% in 2002, 82.2% in 2001 and 81.4% in 2000. Operating margins (defined as net revenues less operating expenses divided by net revenues) at these facilities were 17.2% in 2002, 17.8% in 2001 and 18.6% in 2000. On a same facility basis during 2002 as compared to 2001, operating expenses as a percentage of net revenues at the Company's acute care hospitals located in the U.S. and Puerto Rico were 82.5% in 2002 and 82.3% in 2001 as operating margins at these facilities were 17.5% in 2002 and 17.7% in 2001. On a same facility basis during 2001 as compared to 2000, operating expenses as a percentage of net revenues at these facilities were 82.6% in 2001 and 81.6% in 2000 as operating margins at these facilities were 17.4% in 2001 and 18.4% in 2000.

Favorably impacting the operating margins at the Company's acute care hospitals located in the U.S. and Puerto Rico during 2002 as compared to 2001 was a reduction in the provision for doubtful accounts which, as a percentage of net revenues, decreased to 8.3% in 2002 as compared to 9.7% in 2001. This improvement was primarily attributable to more aggressive efforts to properly categorize charges related to charity care, improved billing and collection procedures and an increase in collection of amounts previously reserved. Unfavorably impacting the operating margins at these facilities during 2002 as compared to 2001 was an increase in other operating expenses which increased to 23.8% of net revenues in 2002 as compared to 22.5% in 2001 and an increase in salaries, wages and benefits which increased to 36.2% of net revenues in 2002 as compared to 35.5% in 2001. The increase in other operating expenses was due primarily to a significant increase in professional and general liability insurance expense caused by unfavorable pricing and availability trends of commercial insurance (see General Trends). The increase in salaries, wages and benefits was due primarily to rising labor rates particularly in the area of skilled nursing. The Company expects the expense factors mentioned above to continue to pressure future operating margins.

Despite the strong revenue growth experienced at the Company's acute care facilities during 2001 as compared to 2000, operating margins at these facilities were lower in 2001 as compared to the prior year due primarily to increases in salaries, wages and benefits, pharmaceutical expense and insurance expense. Salaries, wages and benefits increased primarily as a result of rising labor rates, particularly in the area of skilled nursing and the increase in pharmaceutical expense was caused primarily by increased utilization of high-cost drugs. The Company experienced an increase in insurance expense on the self-insured retention limits at certain of its subsidiaries caused primarily by unfavorable industry-wide pricing trends for hospital professional and general liability coverage.

BEHAVIORAL HEALTH SERVICES

On a same facility basis, net revenues at the Company's behavioral health care facilities increased 4% in 2002 as compared to 2001 and 7% in 2001 as compared to 2000. Admissions and patient days at these facilities increased 6.4% and 5.2%, respectively, in 2002 as compared to 2001 as the average length of stay decreased to 11.9 days in 2002 as compared to 12.1 days in 2001. Admissions and patient days at the Company's behavioral health care facilities owned in both 2001 and 2000 increased 6.7% and 4.4%, respectively, in 2001 as compared to 2000 as the average length of stay decreased to 11.9 days in 2001 as compared to 12.2 days in 2000.

On a same facility basis, at the Company's behavioral health care facilities, net revenue per adjusted admission (adjusted for outpatient activity) decreased 0.4% and net revenue per adjusted patient day (adjusted for outpatient activity) increased 1.1% in 2002 as compared to 2001. Also on a same facility basis, net revenue per adjusted admission increased 1.7% and net revenue per adjusted patient day increased 4.2% in 2001 as compared to 2000.

Behavioral health facilities, which are excluded from the inpatient services prospective payment system ("PPS") applicable to acute care hospitals, are reimbursed on a reasonable cost basis by the Medicare program, but are generally subject to a per discharge ceiling, calculated based on an annual allowable rate of increase over the hospital's base year amount under the Medicare law and regulations. Capital-related costs are exempt from this limitation. In the Balanced Budget Act of 1997 ("BBA-97"), Congress significantly revised the Medicare payment provisions for PPS-excluded hospitals, including behavioral health services facilities. Effective for Medicare cost reporting periods beginning on or after October 1, 1997, different caps are applied to behavioral health services hospitals' target amounts depending upon whether a hospital was excluded from PPS before or after that date, with higher caps for hospitals excluded before that date. Congress also revised the rate-of-increase percentages for PPS-excluded hospitals and eliminated the new provider PPS-exemption for behavioral health hospitals. In addition, the Health Care Financing Administration, now known as the Centers for Medicare and Medicaid Services ("CMS"), has implemented requirements applicable to behavioral health services hospitals that share a facility or campus with another hospital. The Medicare, Medicaid and SCHIP Balance Budget Refinement Act of 1999 requires that CMS develop a per diem PPS for inpatient services furnished by behavioral health hospitals under the Medicare program, effective for cost reporting periods beginning on or after October 1, 2002. This PPS must include an adequate patient classification system that reflects the differences in patient resource use and costs among these hospitals and must maintain budget neutrality. However, implementation of this PPS for inpatient services furnished by behavioral health hospitals has been delayed until the first quarter of 2004. Although Management of the Company believes the implementation of inpatient PPS may have a favorable effect on the Company's future results of operations, Management can not predict the ultimate effect of inpatient PPS on the Company's future operating results until the provisions are finalized. During 2002, 2001 and 2000, 35%, 38% and 45%, respectively, of the net patient revenues at the Company's behavioral health care facilities were derived from Medicare and Medicaid (excludes revenues generated from managed Medicare and Medicaid programs). During 2002, 2001 and 2000, 48%, 39% and 35%, respectively, of the net patient revenues at the Company's behavioral health care facilities were derived from managed care companies which includes health maintenance organizations, preferred provider organizations and managed Medicare and Medicaid programs.

At the Company's behavioral health care facilities, operating expenses (salaries, wages and benefits, other operating expenses, supplies expense and provision for doubtful accounts) as a percentage of net revenues were 79.8% in 2002, 81.0% in 2001 and 81.8% in 2000. The Company's behavioral health care division generated operating margins (defined as net revenues less operating expenses divided by net revenues) of 20.2% in 2002, 19.0% in 2001 and 18.2% in 2000. On a same facility basis during 2002 as compared to 2001, operating expenses as a percentage of net revenues at the Company's behavioral health care facilities were 79.7% in 2002 and 81.0% in 2001 as operating margins at these facilities were 20.3% in 2002 and 19.0% in 2001. On a same facility basis during 2001 as compared to 2000, operating expenses as a percentage of net revenues at these facilities were 80.3% in 2001 and 81.8% in 2000 as operating margins at these facilities were 19.7% in 2001 and 18.2% in 2000. In an effort to maintain and potentially further improve the operating margins at its behavioral health care facilities, management of the Company continues to implement cost controls and price increases and has also increased its focus on receivables management.

OTHER OPERATING RESULTS

Combined net revenues from the Company's other operating entities including outpatient surgery centers, radiation centers and an 80% ownership interest in an operating company that owns nine hospitals in France increased to $161 million during 2002 as compared to $113 million in 2001 and $61 million in 2000. The increase in combined net revenues in 2002 and 2001 as compared to 2000 was primarily attributable to the Company's purchase, in March of 2001, of an 80% ownership interest in an operating company that owns nine hospitals located in France. Combined operating margins from the Company's other operating entities were 21.3% in 2002, 20.2% in 2001 and 15.1% in 2000.

During the fourth quarter of 2001, the Company recorded the following charges: (i) a $40.0 million pre-tax charge to reserve for malpractice expenses that may result from the Company's third party malpractice insurance company (PHICO) that was placed in liquidation in February, 2002 (see General Trends); (ii) a $7.4 million pre-tax loss on derivative transactions resulting from the early termination of interest rate swaps, and; (iii) a $1.0 million after-tax ($1.6 million pre-tax) extraordinary expense resulting from the early redemption of the Company's $135 million 8.75% notes issued in 1995.

During the fourth quarter of 2000, the Company recognized a pre-tax charge of $7.7 million to reflect the amount of an unfavorable jury verdict and reserve for future legal costs relating to an unprofitable facility that was closed during the first quarter of 2001. During 2001, an appellate court issued an opinion affirming the jury verdict and during the first quarter of 2002, the Company filed a petition for review by the Texas Supreme Court, which has accepted the case for review. During 2002 and 2001, pending the outcome of the state supreme court review, the Company recorded interest expense related to this unfavorable jury verdict of $700,000 in each year. During the fourth quarter of 2002, as a result of the sale of the real estate of this closed facility, the Company recorded a pre-tax $2.2 million recovery of facility closure costs.

The Company recorded minority interest expense in the earnings of consolidated entities amounting to $19.7 million in 2002, $17.5 million in 2001 and $13.7 million in 2000. The minority interest expense includes the minority ownerships' share of the net income of four acute care facilities located in the U.S., three of which are located in Las Vegas, Nevada and one located in Washington, D.C, and nine acute care facilities located in France (acquired during 2001).

Depreciation and amortization expense was $124.8 million in 2002, $127.5 million in 2001 and $112.8 million in 2000. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" and accordingly, ceased amortizing goodwill as of that date. For the years ended December 31, 2001 and 2000, the Company recorded $24.7 million and $19.5 million of pre-tax goodwill amortization expense, respectively. Substantially offsetting the decrease during 2002 as compared to 2001 caused by the adoption of SFAS No. 142 was an increase in depreciation expense during 2002 attributable to capital additions and acquisitions, including depreciation expense on the newly constructed 371-bed George Washington University Hospital which opened during the third quarter of 2002.

The effective tax rate was 36.7% in 2002, 36.2% in 2001 and 36.1% in 2000.

GENERAL TRENDS

A significant portion of the Company's revenue is derived from federal and state healthcare programs, including Medicare and Medicaid (excluding managed Medicare and Medicaid programs), which accounted for 42%, 42% and 44% of the Company's net patient revenues during 2002, 2001 and 2000, respectively. Under the statutory framework of the Medicare and Medicaid programs, many of the Company's operations are subject to administrative rulings, interpretations and discretion which may affect payments made under either or both of such programs. In addition, reimbursement is generally subject to audit and review by third party payors. Management believes that adequate provision has been made for any adjustment that might result therefrom.

The federal government makes payments to participating hospitals under the Medicare program based on various formulas. The Company's general acute care hospitals are subject to a prospective payment system ("PPS"). For inpatient services, PPS pays hospitals a predetermined amount per diagnostic related group ("DRG"), for which payment amounts are adjusted to account for geographic wage differences. Beginning August 1, 2000 under an outpatient prospective payment system ("OPPS") mandated by Congress in the Balanced Budget Act of 1997 ("BBA-97"), both general acute and behavioral health hospitals are paid for outpatient services included in the OPPS according to ambulatory procedure codes ("APC"), which group together services that are comparable both clinically and with respect to the use of resources. The payment for each item or service is determined by the APC to which it is assigned. The APC payment rates are calculated on a national basis and adjusted to account for certain geographic wage differences. The Medicare, Medicaid and SCHIP Balanced Budget Refinement Act of 1999 ("BBRA of 1999") included "transitional corridor payments" through fiscal year 2003, which provide some financial relief for any hospital that generally incurs a reduction to its Medicare outpatient reimbursement under the new OPPS.

Behavioral health facilities, which are generally excluded from the inpatient services PPS are reimbursed on a reasonable cost basis by the Medicare program, but are generally subject to a per discharge ceiling, calculated based on an annual allowable rate of increase over the hospital's base year amount under the Medicare law and regulations. Capital-related costs are exempt from this limitation. In the BBA-97, Congress significantly revised the Medicare payment provisions for PPS-excluded hospitals, including certain behavioral health services facilities. Effective for Medicare cost reporting periods beginning on or after October 1, 1997, different caps are applied to certain behavioral health services hospitals' target amounts depending upon whether a hospital was excluded from PPS before or after that date, with higher caps for hospitals excluded before that date. Congress also revised the rate-of-increase percentages for PPS-excluded hospitals and eliminated the new provider PPS-exemption for behavioral health hospitals. In addition, the Health Care Financing Administration, now known as the Centers for Medicare and Medicaid Services ("CMS"), has implemented requirements applicable to behavioral health services hospitals that share a facility or campus with another hospital. The BBRA of 1999 requires that CMS develop a per diem PPS for inpatient services furnished by certain behavioral health hospitals under the Medicare program, effective for cost reporting periods beginning on or after October 1, 2002. This PPS must include an adequate patient classification system that reflects the differences in patient resource use and costs among these hospitals and must maintain budget neutrality. However, implementation of this PPS for inpatient services furnished by certain behavioral health hospitals has been delayed until the first quarter of 2004. Although Management of the Company believes the implementation of inpatient PPS may have a favorable effect on the Company's future results of operations, Management can not predict the ultimate effect of behavioral health inpatient PPS on the Company's future operating results until the provisions are finalized.

In addition to the trends described above that continue to have an impact on the Company's operating results, there are a number of other more general factors affecting the Company's business. BBA-97 called for the government to trim the growth of federal spending on Medicare by $115 billion and on Medicaid by $13 billion over the ensuing 5 years. This enacted legislation also called for reductions in the future rate of increases to payments made to hospitals and reduced the amount of payments for outpatient services, bad debt expense and capital costs. Some of these reductions were temporarily reversed with the passage of the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA") which, among other things, increased Medicare and Medicaid payments to healthcare providers by $35 billion over the ensuing 5 years with approximately $12 billion of this amount targeted for hospitals and $11 billion for managed care payors. However, many of the payment reductions reversed by Congress in BIPA are expiring. In addition, without further Congressional action, in fiscal year 2003 hospitals will receive less than a full market basket inflation adjustment for services paid under the inpatient PPS (inpatient PPS update of the market basket minus 0.55 percentage points is estimated to equal 2.95% in fiscal year 2003), although CMS estimates that for the same time period, Medicare payment rates under OPPS will increase, for each service, by an average of 3.7 percent. In February, 2003, the federal fiscal year 2003 omnibus spending federal legislation was signed into law. This legislation includes approximately $800 million in increased spending for hospitals. More specifically, $300 million of this amount is targeted for rural and certain urban hospitals effective for the period of April, 2003 through September, 2003. Certain of the Company's hospitals are eligible for and are expected to receive the increased Medicare reimbursement resulting from this legislation, however, the impact is not expected to have a material effect on the Company's future results of operations.

Certain Medicare inpatient hospital cases with extraordinarily high costs in relation to other cases within a given DRG may receive an additional payment from Medicare ("Outlier Payments"). In general, to qualify for the additional Outlier Payments, the gross charges associated with an individual patient's case must exceed the applicable standard DRG payment plus a threshold established annually by CMS. In the federal 2003 fiscal year, the unadjusted Outlier Payment threshold increased to $33,560 from $21,025. Outlier Payments are currently subject to multiple factors including but not limited to: (i) the hospital's estimated operating costs based on its historical ratio of costs to gross charges; (ii) the patient's case acuity; (iii) the CMS established threshold; and; (iv) the hospital's geographic location. However, in February, 2003, CMS issued a proposed rule that would change the outlier formula in an effort to promote more accurate spending for outlier payments to hospitals. Management of the Company ultimately believes the increase in the Outlier Payments threshold and potential change in the Outlier Payment methodology will result in a decrease in the overall Outlier Payments expected to be received by the Company during the 2003 federal fiscal year. This decrease is expected to substantially offset the increase in Medicare payments resulting from the market basket inflation adjustment as mentioned above. The Company's total Outlier Payments in 2002 were less than 1% of its consolidated net revenues and Management expects that Outlier Payments in 2003 will amount to less than 0.5% of the Company's consolidated net revenues.

Within certain limits, a hospital can manage its costs, and to the extent this is done effectively, a hospital may benefit from the DRG system. However, many hospital operating costs are incurred in order to satisfy licensing laws, standards of the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") and quality of care concerns. In addition, hospital costs are affected by the level of patient acuity, occupancy rates and local physician practice patterns, including length of stay and number and type of tests and procedures ordered. A hospital's ability to control or influence these factors which affect costs is, in many cases, limited.

In addition to revenues received pursuant to the Medicare program, the Company receives a large portion of its revenues either directly from Medicaid programs or from managed care companies managing Medicaid with a large concentration of the Company's Medicaid revenues received from Texas, Pennsylvania and Massachusetts. The Company can provide no assurance that reductions to Medicaid revenues in any state in which it operates, will not have a material adverse effect on the Company's future results of operations. Furthermore, the Company can provide no assurances that future reductions to federal and state budgets that contain certain further reductions or decreases in the rate of increase of Medicare and Medicaid spending, will not adversely affect the Company's future operations.

In 1991, the Texas legislature authorized the LoneSTAR Health Initiative, a pilot program in two areas of the state, to establish for Medicaid beneficiaries a healthcare delivery system based on managed care principles. The program is now known as the STAR program, which is short for State of Texas Access Reform. Since 1995, the Texas Health and Human Services Commission, with the help of other Texas agencies such as the Texas Department of Health, has rolled out STAR Medicaid managed care pilot programs in several geographic areas of the state. Under the STAR program, the Texas Health and Human Services Commission either contracts with health maintenance organizations in each area to arrange for covered services to Medicaid beneficiaries, or contracts directly with healthcare providers and oversees the furnishing of care in the role of a case manager. Two carve-out pilot programs are the STAR+PLUS program, which provides long-term care to elderly and disabled Medicaid beneficiaries in the Harris County service area, and the NorthSTAR program, which furnishes behavioral health services to Medicaid beneficiaries in the Dallas County service area. The Texas Health and Human Services Commission is currently seeking a waiver to extend a limited Medicaid benefits package to low income persons with serious mental illness. The waiver is limited to individuals residing in Harris County or the NorthSTAR service areas. Effective in the fall of 1999, however, the Texas legislature imposed a moratorium on the implementation of additional pilot programs until the 2001 legislative session. While Texas Senate Bill 1, effective September 1, 2001, directed the Texas Health and Human Services Commission to implement Medicaid cost containment measures including a statewide rollout of the primary care case management program in non-STAR areas, expansion of this program has been delayed in response to concerns from hospitals and physicians. Although no legislation has passed yet, such actions could have a material unfavorable impact on the reimbursement the Texas hospitals receive during the period of September, 2003 to September, 2005.

Upon meeting certain conditions, and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of the Company's facilities located in Texas and one facility located in South Carolina became eligible and received additional reimbursement from each state's disproportionate share hospital ("DSH") fund. In order to receive DSH funds, the facility must qualify to receive such payments. To qualify for DSH funds in Texas, the facility must have either a disproportionate total number of inpatient days for Medicaid patients, a disproportionate percentage of all inpatient days that are for Medicaid patients, or a disproportionate percentage of all inpatient days that are for low-income patients. Included in the Company's financial results was an aggregate of $33.0 million in 2002, $32.6 million in 2001 and $28.9 million in 2000, related to DSH programs. The Office of Inspector General recently published a report indicating that Texas Medicaid may have overpaid Texas hospitals for DSH payments. Although it is not yet clear how this issue will be resolved, it may have an adverse effect on the Company's hospitals located in Texas that have significant Medicaid populations. Both states have renewed their programs for the 2003 fiscal years, however, failure to renew these programs beyond their scheduled termination date (June 30, 2003 for South Carolina and August 31, 2003 for Texas), failure to qualify for DSH funds under these programs, or reductions in reimbursements (including reductions related to the potential Texas Medicaid overpayments mentioned above), could have a material adverse effect on the Company's future results of operations.

The healthcare industry is subject to numerous federal and state laws and regulations which include, among other things, participation requirements of federal and state health care programs, various licensure and accreditation requirements, reimbursement rules for patient services, False Claims Act provisions, patient privacy rules and Medicare and Medicaid anti-fraud and abuse provisions. Providers that are found to have violated these laws and regulations may be excluded from participating in federal and state healthcare programs, subjected to fines or penalties or required to repay amounts received from government for previously billed patient services. While management of the Company believes its policies, procedures and practices comply with applicable laws and regulations, no assurance can be given that the Company will not be subjected to governmental inquiries or actions or that governmental authorities may not find the Company to be in violation of a law or regulation as a result of an inquiry or action.

The Company voluntarily maintains a corporate compliance program. The program is designed to monitor and raise awareness of various regulatory issues among employees, to stress the importance of complying with all federal and state laws and regulations and to promote the Company's standards of conduct. As part of the program, the Company provides ethics and compliance training to its employees. The Company also provides additional compliance training in specialized areas to the employees responsible for these areas. The program encourages all employees to report any potential or perceived violations directly to the applicable compliance officer or to the Company through the use of a toll-free telephone hotline or a compliance post office box.

Pressures to control health care costs and a shift away from traditional Medicare to Medicare managed care plans have resulted in an increase in the number of patients whose health care coverage is provided under managed care plans. Approximately 39% in 2002, 37% in 2001 and 35% in 2000, of the Company's net patient revenues were generated from managed care companies, which includes health maintenance organizations, preferred provider organizations and managed Medicare and Medicaid programs. In general, the Company expects the percentage of its business from managed care programs to continue to grow. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of the Company's facilities vary among the markets in which the Company operates. Typically, the Company receives lower payments per patient from managed care payors than it does from traditional indemnity insurers, however, during the past two years, the Company secured price increases from many of its commercial payors including managed care companies.

Due to unfavorable pricing and availability trends in the professional and general liability insurance markets, the Company's subsidiaries have assumed a greater portion of the hospital professional and general liability risk as the cost of commercial professional and general liability insurance coverage has risen significantly. As a result, effective January 1, 2002, most of the Company's subsidiaries were self-insured for malpractice exposure up to $25 million per occurrence. The Company, on behalf of its subsidiaries, purchased an umbrella excess policy through a commercial insurance carrier for coverage in excess of $25 million per occurrence with a $75 million aggregate limitation. Total insurance expense including professional and general liability, property, auto and workers' compensation, was approximately $25 million higher in 2002 as compared to 2001. Given these insurance market conditions, there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in claims asserted against the Company, will not have a material adverse effect on the Company's future results of operations.

For the period from January 1, 1998 through December 31, 2001, most of the Company's subsidiaries were covered under professional and general liability insurance policies with PHICO, a Pennsylvania-based commercial insurance company. Certain subsidiaries, including hospitals located in Washington, D.C, Puerto Rico and south Texas were covered under policies with various coverage limits up to $5 million per occurrence through December 31, 2001. The majority of the remaining subsidiaries were covered under policies, which provided for a self-insured retention limit up to $1 million per occurrence, with an annual aggregate retention amount of approximately $4 million in 1998, $5 million in 1999, $7 million in 2000 and $11 million in 2001. These subsidiaries maintain excess coverage up to $100 million with other major insurance carriers.

Early in the first quarter of 2002, PHICO was placed in liquidation by the Pennsylvania Insurance Commissioner. As a result, during the fourth quarter of 2001, the Company recorded a $40 million pre-tax charge to earnings to accrue for its estimated liability that resulted from this event. Management estimated this liability based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimates of unasserted claims based on historical experience, and estimated recoveries from state guaranty funds.

When PHICO entered liquidation proceedings, each state's department of insurance was required to declare PHICO as insolvent or impaired. That designation effectively triggers coverage under the applicable state's insurance guaranty association, which operates as replacement coverage, subject to the terms, conditions and limits set forth in that particular state. Therefore, the Company is entitled to receive reimbursement from those state's guaranty funds for which it meets the eligibility requirements. In addition, the Company may be entitled to receive reimbursement from PHICO's estate for a portion of the claims ultimately paid by the Company. Management expects that the remaining cash payments related to these claims will be made over the next seven years as the cases are settled or adjudicated.

Included in other assets as of December 31, 2002 and 2001, were estimates of approximately $37 million and $54 million, respectively, representing expected recoveries from various state guaranty funds. The reduction in estimated recoveries as of December 31, 2002 as compared to December 31, 2001 is due to Management's reassessment of its ultimate liability for general and professional liability claims relating to the period from 1998 through 2001, its estimate of related recoveries under state guaranty funds, and payments received during 2002 from such state guaranty funds. While Management continues to monitor the factors used in making these estimates, the Company's ultimate liability for professional and general liability claims and its actual recoveries from state guaranty funds, could change materially from current estimates due to the inherent uncertainties involved in making such estimates. Therefore, there can be no assurance that changes in these estimates, if any, will not have a material adverse effect on the Company's financial position, results of operations or cash flows in future periods.

As of December 31, 2002, the total accrual for the Company's professional and general liability claims, including all PHICO related claims was $168.2 million ($131.2 million net of expected recoveries from state guaranty funds), of which $12.0 million is included in other current liabilities. As of December 31, 2001, the total reserve for the Company's professional and general liability claims was $158.1 million ($104.1 million net of expected recoveries from state guaranty funds), of which $26.0 million is included in other current liabilities.

The Company maintains a non-contributory defined benefit plan which covers the employees of one of the Company's subsidiaries. The benefits are based on years of service and the employee's highest compensation for any five years of employment. The Company's funding policy is to contribute annually at least the minimum amount that should be funded in accordance with the provisions of ERISA. The plan had invested assets with a market value as of December 31, 2002 of $42.9 million of which approximately 70% were invested in equity based securities and 30% in fixed income securities. As a result of the unfavorable general market conditions and lower than anticipated returns on assets, the Company believes its expense related to this plan will be $3 million higher in 2003 as compared to 2002.

PRIVACY AND SECURITY REQUIREMENTS UNDER THE HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996

The Health Insurance Portability and Accountability Act ("HIPAA") was enacted in August, 1996 to assure health insurance portability, reduce healthcare fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Provisions not yet finalized are required to be implemented two years after the effective date of the regulation. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Regulations related to HIPAA are expected to impact the Company and others in the healthcare industry by:

• Establishing standardized code sets for financial and clinical electronic data interchange ("EDI") transactions to enable more efficient flow of information. Currently there is no common standard for the transfer of information between the constituents in healthcare and therefore providers have had to conform to each standard utilized by every party with which they interact. One of the goals of HIPAA is to create one common national standard for EDI and once the HIPAA regulation takes effect, payors will be required to accept the national standard employed by providers. The final regulations establishing electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically were published in August, 2000 and compliance with these regulations is required by October, 2003, if a request for a one-year extension for compliance was properly submitted to the Department of Health and Human Services. The Company was granted the one-year extension.

• Mandating the adoption of privacy standards to protect the confidentiality and privacy of health information. Prior to HIPAA there were no federally recognized healthcare standards governing the privacy of health information that includes all the necessary components to protect the data integrity and confidentiality of a patient's electronically maintained or transmitted personal health record. The final modifications to the privacy regulations were published in August, 2002. Most covered entities must comply with the privacy regulations by April, 2003.

• Creating unique identifiers for the four constituents in healthcare: payors, providers, patients and employers. HIPAA mandates the need for the unique identifiers for healthcare providers in an effort to ease the administrative challenge of maintaining and transmitting clinical data across disparate episodes of patient care.

• Requiring covered entities to establish procedures and mechanisms to protect the confidentiality, integrity and availability of electronic protected health information. The rule requires covered entities to implement administrative, physical, and technical safeguards to protect electronic protected health information that they receive, store, or transmit. Most covered entities will have until April, 2005 to comply with these security standards. The Company believes that it will be able to comply; however, the cost of compliance cannot yet be ascertained.

The Company is in the process of implementing the necessary changes required pursuant to HIPAA. The Company expects that the implementation cost of the HIPAA related modifications will not have a material adverse effect on the Company's financial condition or results of operations.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Company's interest expense is sensitive to changes in the general level of interest rates. To mitigate the impact of fluctuations in domestic interest rates, a portion of the Company's debt is fixed rate accomplished by either borrowing on a long-term basis at fixed rates or by entering into interest rate swap transactions. The interest rate swap agreements are contracts that require the Company to pay fixed and receive floating interest rates over the life of the agreements. The floating-rates are based on LIBOR and the fixed-rate is determined at the time the swap agreement is consummated.

As of December 31, 2002, the Company had three U.S. dollar interest rate swaps. One fixed rate swap with a notional principal amount of $125 million expires in August, 2005. The Company pays a fixed rate of 6.76% and receives a floating rate equal to three month LIBOR. As of December 31, 2002, the effective floating rate of this interest rate swap was 1.40%. The Company is also a party to two floating rate swaps having a notional principal amount of $60 million in which the Company receives a fixed rate of 6.75% and pays a floating rate equal to 6 month LIBOR plus a spread. The initial term of these swaps was ten years and they are both scheduled to expire on November 15, 2011. As of December 31, 2002, the average floating rate of the $60 million of interest rate swaps was 2.68%.

As of December 31, 2002, a majority-owned subsidiary of the Company had two interest rate swaps denominated in Euros. These two interest rate swaps are for a total notional amount of 41.2 million Euros ($40.9 million based on the end of period currency exchange rate). The notional amount decreases to 35.0 million Euros ($34.8 million) on December 30, 2003, 27.5 million Euros, ($27.3 million) on December 30, 2004 and the swaps mature on June 30, 2005. The Company pays an average fixed rate of 4.35% and receives six month EURIBOR. The effective floating rate for these swaps as of December 31, 2002 was 2.87%.

The interest rate swap agreements do not constitute positions independent of the underlying exposures. The Company does not hold or issue derivative instruments for trading purposes and is not a party to any instruments with leverage features. The Company is exposed to credit losses in the event of nonperformance by the counterparties to its financial instruments. The counterparties are creditworthy financial institutions, rated AA or better by Moody's Investor Services and the Company anticipates that the counterparties will be able to fully satisfy their obligations under the contracts. For the years ended December 31, 2002, 2001 and 2000, the Company received weighted average rates of 3.5%, 5.9% and 7.2%, respectively, and paid a weighted average rate on its interest rate swap agreements of 5.7% in 2002, 6.9% in 2001 and 7.5% in 2000.

The table below presents information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including long-term debt and interest rate swaps as of December 31, 2002. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates. For interest rate swap agreements, the table presents notional amounts by maturity date and weighted average interest rates based on rates in effect at December 31, 2002. The fair values of long-term debt and interest rate swaps were determined based on market prices quoted at December 31, 2002, for the same or similar debt issues.

(Dollars in thousands)	Maturity Date, Fiscal Year Ending December 31						
	2003	2004	2005	2006	2007	There-after	Total
Long-term debt:							
Fixed rate-Fair value	$3,715	$6,573	$3,346	$2,965	$1,051	$587,787(a)	$605,437
Fixed rate-Carrying value	$3,715	$6,573	$3,346	$2,965	$1,051	$485,477	$503,127
Average interest rates	6.7%	7.6%	5.8%	5.6%	4.8%	5.8%	5.8%
Variable rate long-term debt	$4,539	$6,059	$7,568	$139,088	$9,088	$19,298	$185,640
Interest rate swaps:							
Pay fixed/receive variable notional amounts			$125,000				$125,000
Fair value			($15,648)				($15,648)
Average pay rate			6.76%				
Average receive rate			3 month LIBOR				
Pay variable/receive fixed notional amounts						($60,000)	($60,000)
Fair value						$6,517	$6,517
Average pay rate						6 month LIBOR plus spread	
Average receive rate						6.75%	
Euro denominated swaps:							
Pay fixed/receive variable notional amount	$6,055		$7,568	$27,276			$40,899
Fair value				($1,223)			($1,223)
Average pay rate	4.4%		4.4%	4.4%			
Average receive rate	6 month EURIBOR		6 month EURIBOR	6 month EURIBOR			

(a) The fair value of the Company's 5% Convertible Debentures ("Debentures") at December 31, 2002 is $375 million, however, the Company has the right to redeem the Debentures any time on or after June 23, 2006 at a price equal to the issue price of the Debentures plus accrued original issue discount and accrued cash interest to the date of redemption. On June 23, 2006 the amount necessary to redeem all Debentures would be $319 million. If the Debentures could be redeemed at the same basis at December 31, 2002 the redemption amount would be $276 million. The holders of the Debentures may convert the Debentures to the Company's Class B stock at any time. If all Debentures were converted, the result would be the issuance of 6.6 million shares of the Company's Class B Common Stock.

EFFECTS OF INFLATION AND SEASONALITY

Although inflation has not had a material impact on the Company's results of operations over the last three years, the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures as are rising supply costs which tend to escalate as vendors pass on the rising costs through price increases. The Company's acute care and behavioral health care facilities are experiencing the effects of the tight labor market, including a shortage of nurses, which has caused and may continue to cause an increase in the Company's salaries, wages and benefits expense in excess of the inflation rate. In addition, due to unfavorable pricing and availability trends in the professional and general liability insurance markets, the cost of commercial professional and general liability insurance coverage has risen significantly. As a result, on an annual basis, the Company's total insurance expense, including professional and general liability, property, auto and workers' compensation, was approximately $25 million higher in 2002 as compared to 2001 and is expected to increase by approximately $9 million or 15% in 2003 as compared to 2002. The Company's subsidiaries have also assumed a greater portion of the hospital professional and general liability risk.

Although the Company cannot predict its ability to continue to cover future cost increases, Management believes that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable. However, the Company's ability to pass on these increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit the Company's ability to increase prices. In addition, as a result of increasing regulatory and competitive pressures and a continuing industry wide shift of patients into managed care plans, the Company's ability to maintain margins through price increases to non-Medicare patients is limited.

The Company's business is seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of the Company's year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in the Company's hospitals during those months.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $331 million in 2002, $298 million in 2001 and $175 million in 2000. The $33 million increase during 2002 as compared to 2001 was primarily attributable to: (i) a favorable $23 million change due to an increase in net income plus the addback of adjustments to reconcile net cash provided by operating activities (depreciation & amortization, accretion of discount on convertible debentures, losses on foreign exchange, derivative transactions & debt extinguishment and provision for insurance settlements and other non-cash charges); (ii) a $36 million unfavorable change in accounts receivable (partially due to the timing of Medicare settlements and the increased patient volume and revenue at the new George Washington University Hospital which opened during the third quarter of 2002); (iii) a $19 million favorable change in accrued insurance expense net of payments made in settlement of self-insurance claims and commercial premiums paid caused primarily by the Company's subsidiaries assuming a greater portion of the professional and general liability risk beginning in January, 2002; (iv) a $17 million favorable change due to timing of income tax payments, and; (v) $10 million of other net favorable working capital changes.

The $123 million increase during 2001 as compared to 2000 was primarily attributable to: (i) a favorable $69 million change due to an increase in net income plus the addback of adjustments to reconcile net cash provided by operating activities (depreciation & amortization, accretion of discount on convertible debentures, losses on foreign exchange, derivative transactions & debt extinguishment and provision for insurance settlement and other non-cash charges); (ii) an unfavorable $38 million change due to timing of net income tax payments; (iii) a $31 million favorable change in accounts receivable; (iv) a $28 million favorable change in other assets and deferred charges, and; (v) $33 million of other net favorable working capital changes. Included in the $69 million favorable change in income plus the addback of adjustments to reconcile net cash provided by operating activities was a pre-tax $40 million non-cash reserve established during the fourth quarter of 2001 related to the liquidation of PHICO, the Company's third party hospital professional and general liability insurance company (see General Trends). The increase in net income taxes paid during 2001 was due to a reduction in the 2000 net income tax payments resulting primarily from higher tax benefits from employee stock options and the decreases in accrued taxes attributable to overpayments in 1999. The $31 million favorable change in accounts receivable resulted from improved accounts receivable management during 2001.

Capital expenditures were $201 million in 2002, $153 million in 2001 and $114 million in 2000. Included in the 2002 capital expenditures were costs related to the completion of the new George Washington University Hospital located in Washington, D.C. (opened in August, 2002), a 56-bed patient tower at Auburn Regional Medical Center located in Auburn, Washington (opened in January, 2003) and the first phase of a new 176-bed acute care hospital located in Las Vegas, Nevada (scheduled to be completed in the fourth quarter of 2003). Capital expenditures for capital equipment, renovations and new projects at existing hospitals and completion of major construction projects in progress at December 31, 2002 are expected to total approximately $225 million to $240 million in 2003. Included in the 2003 projected capital expenditures are the expenditures on a major new cardiology wing and 90-bed expansion of Northwest Texas Healthcare System located in Amarillo, Texas (scheduled to be completed in the fourth quarter of 2003) and construction of a new 120-bed acute care hospital in Manatee County, Florida (scheduled to open in May, 2004). Included in the 2001 capital expenditures were costs related to the completion of a 180-bed acute care hospital located in Laredo, Texas and the 126-bed addition to the Desert

Springs Hospital in Las Vegas, Nevada. The Company believes that its capital expendi-ture program is adequate to expand, improve and equip its existing hospitals.

During 2002, the Company spent $3 million to acquire a majority ownership interest in an outpatient surgery center located in Puerto Rico. During 2001, the Company spent $263 million to acquire the assets and operations of: (i) four acute care facilities located in the U.S. (two of which were effective on January 1, 2002); (ii) two behavioral health care facilities located in the U.S. and one located in Puerto Rico; (iii) an 80% ownership interest in a French hospital company that owns nine hospitals located in France, and; (iv) majority ownership interests in two ambulatory surgery centers. During 2000, the Company spent $141 million to acquire the assets and operations of twelve behavioral health care facilities and two acute care hospitals and $12 million to acquire a minority ownership interest in an e-commerce marketplace for the purchase and sale of health care supplies, equipment and services to the healthcare industry.

During 2002, the Company received net cash proceeds of $8 million resulting from the sale of real estate related to a women's hospital and radiation oncology center both of which were closed in a prior year and written down to their estimated net realizable values. The sale of the real property of the women's hospital resulted in a $2.2 million recovery of closure costs and the net gain on the sale of the assets of the radiation therapy center did not have a material impact on the 2002 results of operations. During 2000, the Company received net cash proceeds of $16 million resulting from the divestiture of the real property of a behavioral health care facility located in Florida, a medical office building located in Nevada, and its ownership interests in a specialized women's health center and two physician practices located in Oklahoma. The net gain/loss resulting from these transactions did not have a material impact on the 2000 results of operations.

During 1998 and 1999, the Company's Board of Directors approved stock purchase programs authorizing the Company to purchase up to 12 million shares of its outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Pursuant to the terms of these programs, the Company purchased 2.4 million shares at an average purchase price of $14.95 per share ($36.0 million in the aggregate) during 2000, 178,000 shares at an average purchase price of $43.33 per share ($7.7 million in the aggregate) during 2001 and 1.7 million shares at an average purchase price of $44.71 per share ($76.6 million in the aggregate) during 2002. Since inception of the stock purchase program in 1998 through December 31, 2002, the Company purchased a total of 9.5 million shares at an average purchase price of $22.74 per share ($216.4 million in the aggregate).

In April, 2001, the Company declared a two-for-one stock split in the form of a 100% stock dividend which was paid on June 1, 2001 to shareholders of record as of May 16, 2001. All classes of common stock participated on a pro rata basis and all references to share quantities and earnings per share for all periods presented have been adjusted to reflect the two-for-one stock split.

The Company has a $400 million unsecured non-amortizing revolving credit agreement, which expires on December 13, 2006. The agreement includes a $50 million sublimit for letters of credit of which $29 million was available at December 31, 2002. The interest rate on borrowings is determined at the Company's option at the prime rate, certificate of deposit rate plus .925% to 1.275%, LIBOR plus .80% to 1.150% or a money market rate. A facility fee ranging from .20% to .35% is required on the total commitment. The margins over the certificate of deposit, the LIBOR rates and the facility fee are based upon the Company's leverage ratio. At December 31, 2002, the applicable margins over the certificate of deposit and the LIBOR rate were 1.125% and 1.00%, respectively, and the commitment fee was .25 %. There are no compensating balance requirements. At December 31, 2002, the Company had $349 million of unused borrowing capacity available under the revolving credit agreement.

During 2001, the Company issued $200 million of Senior Notes which have a 6.75% coupon rate and which mature on November 15, 2011. ("Notes"). The interest on the Notes is paid semiannually in arrears on May 15 and November 15 of each year. The notes can be redeemed in whole at any time and in part from time to time.

The Company also has a $100 million commercial paper credit facility. The majority of the Company's acute care patient accounts receivable are pledged as collateral to secure this commercial paper program. A commitment fee of .40% is required on the used portion and .20% on the unused portion of the commitment. This annually renewable program, which began in November 1993, is scheduled to expire or be renewed in October of each year. Outstanding amounts of commercial paper which can be refinanced through available borrowings under the Company's revolving credit agreement are classified as long-term. As of December 31, 2002, the Company had no unused borrowing capacity under the terms of the commercial paper facility.

During the fourth quarter of 2001, the Company redeemed all of its outstanding $135.0 million, 8.75% Senior Notes ("Senior Notes") due 2005 for an aggregate redemption price of $136.5 million. The redemption of the Senior Notes was financed with borrowings under the Company's commercial paper and revolving credit facilities. In connection with the redemption of the Senior Notes, the Company recorded a net loss on debt extinguishment of $1.6 million during the fourth quarter of 2001.

The Company issued discounted Convertible Debentures in 2000 which are due in 2020 ("Debentures"). The aggregate issue price of the Debentures was $250 million or $587 million aggregate principal amount at maturity. The Debentures were issued at a price of $425.90 per $1,000 principal amount of Debenture. The Debentures' yield to maturity is 5% per annum, .426% of which is cash interest. The interest on the bonds is paid semiannually in arrears on June 23 and December 23 of each year. The Debentures are convertible at the option of the holders into 5.6024 shares of the Company's Class B Common Stock per $1,000 of Debentures, however, the Company has the right to redeem the Debenture any time on or after June 23, 2006 at a price equal to the issue price of the Debentures plus accrued original issue discount and accrued cash interest to the date of redemption.

During 2002, a majority-owned subsidiary of the Company entered into a line of credit agreement denominated in Euros amounting to 45.8 million Euros ($44.9 million based on the end of period currency exchange rate.) The loan, which is non-recourse to the Company, amortizes to zero over the life of the agreement and matures on December 31, 2007. Interest on the loan is at the option of the Company's majority-owned subsidiary and can be based on the one, two, three and six month EURIBOR plus a spread of 2.5%. As of December 31, 2002, the interest rate was 5.4% and the effective interest rate including the effects of the designated interest rate swaps was 6.9%.

The average amounts outstanding during 2002, 2001 and 2000 under the revolving credit and demand notes and commercial paper program were $140.3 million, $220.0 million and $170.0 million, respectively, with corresponding effective interest rates of 3.3%, 5.1% and 7.4% including commitment and facility fees. The maximum amounts outstanding at any month-end were, $170.0 million in 2002, $343.9 million in 2001 and $270.9 million in 2000.

Total debt as a percentage of total capitalization was 43% at December 31, 2002 and 47% at December 31, 2001.

The Company has two floating rate swaps having a notional principal amount of $60 million in which the Company receives a fixed rate of 6.75% and pays a floating rate equal to 6 month LIBOR plus a spread. The term of these swaps is ten years and they are both scheduled to expire on November 15, 2011. As of December 31, 2002, the average floating rate of the $60 million of interest rate swaps was 2.68%. During 2002 the Company recorded a decrease of $8.0 million in other assets to recognize the fair value of these swaps and a $8.0 million increase of long term debt to recognize the difference between the carrying value and fair value of the related hedged liability.

As of December 31, 2002, the Company has one fixed rate swap with a notional principal amount of $125 million which expires in August 2005. The Company pays a fixed rate of 6.76% and receives a floating rate equal to three month LIBOR. As of December 31, 2002, the floating rate of this interest rate swap was 1.40%.

As of December 31, 2002, a majority-owned subsidiary of the Company had two interest rate swaps denominated in Euros. These two interest rate swaps are for a total notional amount of 41.2 million Euros ($40.9 million based on the end of period currency exchange rate). The notional amount decreases to 35.0 million Euros ($34.8 million) on December 30, 2003, 27.5 million Euros, ($27.3 million) on December 30, 2004 and the swaps mature on June 30, 2005. The Company pays an average fixed rate of 4.35% and receives six month EURIBOR. The effective floating rate for these swaps as of December 31, 2002 was 2.87%.

During the year ended December 31, 2002 and 2001, the Company recorded in accumulated other comprehensive income ("AOCI"), pre-tax losses of $6.4 million ($4.1 million after-tax) to recognize the change in fair value of all derivatives that are designated as cash flow hedging instruments. The income or losses are reclassified into earnings as the underlying hedged item affects earnings, such as when the forecasted interest payment occurs. Assuming market rates remain unchanged from December 31, 2002, it is expected that $7.2 million of pre-tax net losses in accumulated AOCI will be reclassified into earnings within the next twelve months. During the year ended December 31, 2002, the Company also recorded $169,000 ($107,000 after-tax) to recognize the ineffective portion of the cash flow hedging instruments. As of December 31, 2002, the maximum length of time over which the

Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through August 2005.

Upon the adoption of SFAS No. 133 on January 1, 2001, the Company recorded the cumulative effect of an accounting change of approximately $7.6 million ($4.8 million after-tax) in accumulated other comprehensive income (loss) to recognize the fair value of all derivatives that were designated as cash flow hedging instruments. During the year ended December 31, 2001, the Company recorded, in AOCI, a pre-tax charge of $2.4 million ($1.5 million after-tax) to recognize the change in fair value of all derivatives that were designated as cash flow hedging instruments. During the year ended December 31, 2001, the Company also recorded a charge to earnings of approximately $300,000 ($200,000 after-tax) to recognize the ineffective portion of its cash flow hedging instruments.

The Company had a fixed rate swap having a notional principal amount of $135 million whereby the Company paid a fixed rate of 6.76% and received a floating rate from the counter-party. During 2001, the notional amount of this swap was reduced to $125 million. The Company had two interest rate swaps to fix the rate of interest on a total notional principal amount of $75 million with a scheduled maturity date of August, 2005 that were terminated in November, 2001. The average fixed rate on the $75 million of interest rate swaps, including the Company's borrowing spread of .35%, was 7.05%. The total cost of all swaps terminated in 2001 was $7.4 million. This amount was reclassified from accumulated other comprehensive loss due to the probability of the original forecasted interest payments not occurring.

The effective interest rate on the Company's revolving credit, demand notes and commercial paper program, including the respective interest expense and income incurred on existing and now expired interest rate swaps, was 6.3%, 6.4% and 7.1% during 2002, 2001 and 2000, respectively. Additional interest (expense)/income recorded as a result of the Company's U.S. dollar denominated hedging activity was ($4,228,000) in 2002, ($2,730,000) in 2001 and $414,000 in 2000. The Company is exposed to credit loss in the event of non-performance by the counter-party to the interest rate swap agreements. All of the counter-parties are creditworthy financial institutions rated AA or better by Moody's Investor Service and the Company does not anticipate non-performance. The estimated fair value of the cost to the Company to terminate the interest rate swap obligations, including the Euro denominated interest rate swaps, at December 31, 2002 and 2001 was approximately $10.4 million and $11.7 million, respectively.

Covenants relating to long-term debt require maintenance of a minimum net worth, specified debt to total capital and fixed charge coverage ratios. The Company is in compliance with all required covenants as of December 31, 2002.

The fair value of the Company's long-term debt at December 31, 2002 and 2001 was approximately $791.1 million and $751.5 million, respectively.

The Company expects to finance all capital expenditures and acquisitions with internally generated funds and borrowed funds. Additional borrowed funds may be obtained either through refinancing the existing revolving credit agreement and/or the commercial paper facility and/or the issuance of equity or long-term debt.

The following represents the scheduled maturities of the Company's contractual obligations as of December 31, 2002:

	Payments Due by Period (dollars in thousands)				
Contractual Obligation	**Total**	**Less than 1 Year**	**2-3 years**	**4-5 years**	**After 5 years**
Long-term debt-fixed (a)	$503,127	$3,715	$9,919	$4,016	$485,477 (b)
Long-term debt-variable	185,640	4,538	13,628	148,176	19,298
Accrued interest	3,690	3,690	—	—	—
Construction commitments (c)	40,000	—	—	40,000	—
Operating leases	105,860	32,704	49,151	18,957	5,048
Total contractual cash obligations	$838,317	$44,647	$72,698	$211,149	$509,823

(a) Includes capital lease obligations.

(b) Amount is presented net of discount on Convertible Debentures of $310,527

(c) Estimated cost of completion on the construction of a new 100-bed acute care facility in Eagle Pass, Texas.

SIGNIFICANT ACCOUNTING POLICIES

The Company has determined that the following accounting policies and estimates are critical to the understanding of the Company's consolidated financial statements.

Revenue Recognition: Revenue and the related receivables for health care services are recorded in the accounting records, at the time the services are rendered, on an accrual basis at the Company's established charges. The provision for contractual adjustments, which represents the difference between established charges and estimated third-party payor payments, is also recognized on an accrual basis and deducted from gross revenue to determine net revenues. Payment arrangements with third-party payors may include prospectively determined rates per discharge, a discount from established charges, per-diem payments and reimbursed costs. Estimates of contractual adjustments are reported in the period during which the services are provided and adjusted in future periods, as the actual amounts become known. Revenues recorded under cost-based reimbursement programs may be adjusted in future periods as a result of audits, reviews or investigations. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Medicare and Medicaid net revenues represented 42%, 42% and 44% of net patient revenues for the years 2002, 2001 and 2000, respectively. In addition, approximately 39% in 2002, 37% in 2001 and 35% in 2000, of the Company's net patient revenues were generated from managed care companies, which includes health maintenance organizations and preferred provider organizations.

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowances are estimated by management based on general factors such as payor mix, the agings of the receivables and historical collection experience. At December 31, 2002 and 2001, accounts receivable are recorded net of allowance for doubtful accounts of $59.1 million and $61.1 million, respectively.

The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in provision for doubtful accounts.

Self-Insured Risks: The Company provides for self-insured risks, primarily general and professional liability claims and workers' compensation claims, based on estimates of the ultimate costs for both reported claims and claims incurred but not reported.

The ultimate costs of such claims, which include costs associated with litigating or settling claims, are accrued when the incidents that give rise to the claim occur. Estimated losses from asserted and unasserted claims are accrued, based on Management's estimates of the ultimate costs of the claims and the relationship of past reported incidents to eventual claims payments. All relevant information, including the Company's own historical experience, the nature and extent of existing asserted claims, and reported incidents, and independent actuarial analyses of this information, is used in estimating the expected amount of claims. The accrual also includes an estimate of the losses that will result from unreported incidents, which are probable of having occurred before the end of the reporting period.

In addition, the Company also maintains self-insured employee benefits programs for healthcare and dental claims. The ultimate costs related to these programs includes expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not reported.

Estimated losses are reviewed and changed, if necessary, at each reporting date. The amounts of the changes are recognized currently as additional expense or as a reduction of expense.

Reference is made to Note 1 to the financial statements for additional information on other accounting policies and new accounting pronouncements.

RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company held approximately 6.6% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). The Company serves as Advisor to the Trust under an annually renewable advisory agreement. Pursuant to the terms of this advisory agreement, the Company conducts the Trust's day to day affairs, provides administrative services and presents investment opportunities. In addition, certain officers and directors of the Company are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore the Company accounts for its investment in the Trust using the equity method of accounting. The Company's pre-tax share of income from the Trust was $1.4 million during 2002, $1.3 million during 2001 and $1.2 million during 2000, and is included in net revenues in the accompanying consolidated statements of income. The carrying value of this investment was $9.1 million and $9.0 million at December 31, 2002 and 2001, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment was $20.3 million at December 31, 2002 and $18.0 million at December 31, 2001.

As of December 31, 2002, the Company leased six hospital facilities from the Trust with terms expiring in 2004 through 2008. These leases contain up to six 5-year renewal options. During 2002, the Company exercised the five-year renewal option on an acute care hospital leased from the Trust which was scheduled to expire in 2003. The renewal rate on this facility is based upon the five year Treasury rate on March 29, 2003 plus a spread. Future minimum lease payments to the Trust are included in Note 7. Total rent expense under these operating leases was $17.2 million in 2002, $16.5 million in 2001 and $17.1 million in 2000. The terms of the lease provide that in the event the Company discontinues operations at the leased facility for more than one year, the Company is obligated to offer a substitute property. If the Trust does not accept the substitute property offered, the Company is obligated to purchase the leased facility back from the Trust at a price equal to the greater of its then fair market value or the original purchase price paid by the Trust. As of December 31, 2002, the aggregate fair market value of the Company's facilities leased from the Trust is not known, however, the aggregate original purchase price paid by the Trust for these properties was $112.5 million. The Company received an advisory fee from the Trust of $1.4 million in 2002 and $1.3 million in both 2001 and 2000 for investment and administrative services provided under a contractual agreement which is included in net revenues in the accompanying consolidated statements of income.

During 2000, the Company sold the real property of a medical office building to a limited liability company that is majority owned by the Trust for cash proceeds of approximately $10.5 million. Tenants in the multi-tenant building include subsidiaries of the Company as well as unrelated parties.

In connection with a long-term incentive compensation plan that was terminated during the third quarter of 2002, the Company had $18 million as of December 31, 2002 and $21 million as of December 31, 2001, of gross loans outstanding to various employees of which $15 million as of December 31, 2002 and $18 million as of December 31, 2001 were charged to compensation expense through that date. Included in the gross loan amounts outstanding were loans to officers of the Company amounting to $13 million as of December 31, 2002 and $16 million as of December 31, 2001 (see Note 5).

The Company's Chairman and Chief Executive Officer is a member of the Board of Directors of Broadlane, Inc. In addition, the Company and certain members of executive management own approximately 6% of the outstanding shares of Broadlane, Inc. as of December 31, 2002. Broadlane, Inc. provides contracting and other supply chain services to various healthcare organizations, including the Company.

A member of the Company's Board of Directors and member of the Executive Committee is Of Counsel to the law firm used by the Company as its principal outside counsel. This Board member is also the trustee of certain trusts for the benefit of the Chief Executive Officer and his family. This law firm also provides personal legal services to the Company's Chief Executive Officer. Another member of the Company's Board of Directors and member of the Board's Executive and Audit Committees was formerly Senior Vice Chairman and Managing Director of the investment banking firm used by the Company as one of its Initial Purchasers for the Convertible Debentures issued in 2000.

SELECTED FINANCIAL DATA

Universal Health Services, Inc. and Subsidiaries

Year Ended December 31	**2002**	2001	2000	1999	1998
Summary of Operations (in thousands)					
Net revenues	**$3,258,898**	$2,840,491	$2,242,444	$2,042,380	$1,874,487
Net income	**$ 175,361**	$ 99,742	$ 93,362	$ 77,775	$ 79,558
Net margin	**5.4%**	3.5%	4.2%	3.8%	4.2%
Return on average equity	**19.6%**	12.8%	13.7%	12.1%	13.1%
Financial Data (in thousands)					
Cash provided by operating activities	**$ 331,259**	$ 297,543	$ 174,821	$ 157,118	$ 149,933
Capital expenditures[1]	**$ 207,627**	$ 160,748	$ 115,751	$ 68,695	$ 96,808
Total assets	**$2,323,229**	$2,168,589	$1,742,377	$1,497,973	$1,448,095
Long-term borrowings	**$ 680,514**	$ 718,830	$ 548,064	$ 419,203	$ 418,188
Common stockholders' equity	**$ 917,459**	$ 807,900	$ 716,574	$ 641,611	$ 627,007
Percentage of total debt to total capitalization	**43%**	47%	43%	40%	40%
Operating Data – Acute Care Hospitals[2]					
Average licensed beds	**6,896**	6,234	4,980	4,806	4,696
Average available beds	**5,885**	5,351	4,220	4,099	3,985
Hospital admissions	**330,042**	276,429	214,771	204,538	187,833
Average length of patient stay	**4.7**	4.7	4.7	4.7	4.7
Patient days	**1,558,140**	1,303,375	1,017,646	963,842	884,966
Occupancy rate for licensed beds	**62%**	57%	56%	55%	52%
Occupancy rate for available beds	**73%**	67%	66%	64%	61%
Operating Data – Behavioral Health Facilities					
Average licensed beds	**3,752**	3,732	2,612	1,976	1,782
Average available beds	**3,608**	3,588	2,552	1,961	1,767
Hospital admissions	**84,348**	78,688	49,971	37,810	32,400
Average length of patient stay	**11.9**	12.1	12.2	11.8	11.3
Patient days	**1,005,882**	950,236	608,423	444,632	365,935
Occupancy rate for licensed beds	**73%**	70%	64%	62%	56%
Occupancy rate for available beds	**76%**	73%	65%	62%	57%
Per Share Data					
Net income – basic[3]	**$ 2.94**	$ 1.67	$ 1.55	$ 1.24	$ 1.23
Net income – diluted[3]	**$ 2.74**	$ 1.60	$ 1.50	$ 1.22	$ 1.19
Other Information (in thousands)					
Weighted average number of shares outstanding – basic[3]	**59,730**	59,874	60,220	62,834	65,022
Weighted average number of shares and share equivalents outstanding – diluted[3]	**67,075**	67,220	64,820	63,980	66,586
Common Stock Performance					
Market price of common stock High-Low, by quarter[4]					
1st	**$43.00 - $37.80**	$50.69 - $38.88	$24.50 - $18.25	$26.50 - $18.94	$29.06 - $23.53
2nd	**$51.90 - $42.31**	$46.75 - $37.82	$35.03 - $24.50	$27.44 - $19.75	$29.81 - $26.50
3rd	**$51.40 - $41.90**	$52.60 - $42.65	$42.81 - $31.91	$23.69 - $11.84	$29.25 - $19.38
4th	**$56.20 - $43.00**	$48.60 - $38.25	$55.88 - $38.63	$18.25 - $12.00	$27.16 - $20.22

(1) Amount includes non-cash capital lease obligations.

(2) Includes data for nine hospitals located in France owned by an operating Company in which the Company purchased an 80% ownership during 2001.

(3) In April 2001, the Company declared a two-for-one stock split in the form of a 100% stock dividend which was paid in June 2001. All classes of common stock participated on a pro rata basis. The weighted average number of common shares and equivalents and earnings per common and common equivalent share for all years presented have been adjusted to reflect the two-for-one stock split. There were no other dividends declared or paid during the other years presented. The Company has no current plans to declare cash dividends.

(4) These prices are the high and low closing sales prices of the Company's Class B Common Stock as reported by the New York Stock Exchange (all periods have been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend paid in June 2001). Class A, C and D common stock are convertible on a share-for-share basis into Class B Common Stock.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 | Universal Health Services, Inc. and Subsidiaries

(In thousands, except per share data)

	2002	2001	2000
Net revenues	**$3,258,898**	$2,840,491	$2,242,444
Operating charges			
Salaries, wages and benefits	**1,298,967**	1,122,428	873,747
Other operating expenses	**787,408**	668,026	515,084
Supplies expense	**425,142**	368,091	301,663
Provision for doubtful accounts	**231,362**	240,025	192,625
Depreciation & amortization	**124,794**	127,523	112,809
Lease and rental expense	**61,712**	53,945	49,039
Interest expense, net	**34,746**	36,176	29,941
Provision for insurance settlements	**—**	40,000	—
Facility closure (recoveries)/costs	**(2,182)**	—	7,747
Losses on foreign exchange and derivative transactions	**220**	8,862	—
	2,962,169	2,665,076	2,082,655
Income before minority interests, income taxes and extraordinary charge	**296,729**	175,415	159,789
Minority interests in earnings of consolidated entities	**19,658**	17,518	13,681
Income before income taxes and extraordinary charge	**277,071**	157,897	146,108
Provision for income taxes	**101,710**	57,147	52,746
Net income before extraordinary charge	**175,361**	100,750	93,362
Extraordinary charge from early extinguishment of debt, net of taxes	**—**	1,008	—
Net income	**$ 175,361**	$ 99,742	$ 93,362
Earnings per Common Share before extraordinary charge:			
Basic	**$ 2.94**	$ 1.68	$ 1.55
Diluted	**$ 2.74**	$ 1.62	$ 1.50
Earnings per Common Share after extraordinary charge:			
Basic	**$ 2.94**	$ 1.67	$ 1.55
Diluted	**$ 2.74**	$ 1.60	$ 1.50
Weighted average number of common shares – basic	**59,730**	59,874	60,220
Weighted average number of common share equivalents	**7,345**	7,346	4,600
Weighted average number of common shares and equivalents – diluted	**67,075**	67,220	64,820

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Universal Health Services, Inc. and Subsidiaries

Assets	(Dollar amounts in thousands)	
Current Assets	**2002**	2001
Cash and cash equivalents	**$ 17,750**	$ 22,848
Accounts receivable, net	**474,763**	418,083
Supplies	**58,217**	54,764
Deferred income taxes	**25,023**	25,227
Other current assets	**30,823**	27,340
Total current assets	**606,576**	548,262
Property and Equipment		
Land	**154,804**	149,208
Buildings and improvements	**978,655**	845,523
Equipment	**586,096**	505,310
Property under capital lease	**42,346**	31,902
	1,761,901	1,531,943
Accumulated depreciation	**(687,430)**	(594,602)
	1,074,471	937,341
Funds restricted for construction	**—**	196
Construction-in-progress	**92,816**	93,668
	1,167,287	1,031,205
Other Assets		
Goodwill	**410,320**	372,627
Deferred charges	**14,390**	16,533
Other	**124,656**	199,962
	549,366	589,122
	$2,323,229	$2,168,589

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

December 31, Universal Health Services, Inc. and Subsidiaries

Liabilities and Common Stockholders' Equity	(Dollar amounts in thousands)	
Current Liabilities	**2002**	2001
Current maturities of long-term debt	**$ 8,253**	$ 2,436
Accounts payable	**170,471**	144,163
Accrued liabilities		
Compensation and related benefits	**82,900**	58,607
Interest	**3,690**	3,050
Taxes other than income	**25,068**	26,525
Other	**67,969**	87,050
Federal and state taxes	**12,062**	885
Total current liabilities	**370,413**	322,716
Other Noncurrent Liabilities	**206,238**	164,390
Minority Interests	**134,339**	125,914
Long-Term Debt	**680,514**	718,830
Deferred Income Taxes	**14,266**	28,839
Commitments and Contingencies (Note 8)		
Common Stockholders' Equity		
Class A Common Stock, voting, $.01 par value; authorized 12,000,000 shares; issued and outstanding 3,328,404 shares in 2002 and 3,848,886 in 2001	**33**	38
Class B Common Stock, limited voting, $.01 par value; authorized 150,000,000 shares; issued and outstanding 55,341,350 shares in 2002 and 55,603,686 in 2001	**553**	556
Class C Common Stock, voting, $.01 par value; authorized 1,200,000 shares; issued and outstanding 335,800 shares in 2002 and 387,848 in 2001	**3**	4
Class D Common Stock, limited voting, $.01 par value; authorized 5,000,000 shares; issued and outstanding 35,506 shares in 2002 and 39,109 in 2001	**—**	—
Capital in excess of par value, net of deferred compensation of $14,247 in 2002 and $203 in 2001	**84,135**	137,400
Retained earnings	**851,425**	676,064
Accumulated other comprehensive loss	**(18,690)**	(6,162)
	917,459	807,900
	$2,323,229	$2,168,589

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

(Amounts in thousands) Universal Health Services, Inc. and Subsidiaries

For the Years Ended December 31, 2002, 2001, and 2000	Class A Common	Class B Common	Class C Common	Class D Common	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2000	$20	$284	$2	—	$158,345	$482,960	—	$641,611
Common Stock								
Issued	(1)	6	—	—	16,629	—	—	16,634
Repurchased	—	(12)	—	—	(35,973)	—	—	(35,985)
Amortization of deferred compensation	—	—	—	—	952	—	—	952
Net income	—	—	—	—	—	93,362	—	93,362
Balance January 1, 2001	19	278	2	—	139,953	576,322	—	716,574
Common Stock								
Issued	—	1	—	—	4,844	—	—	4,845
Stock dividend	19	278	2	—	(299)	—	—	—
Repurchased	—	(1)	—	—	(7,733)	—	—	(7,734)
Amortization of deferred compensation	—	—	—	—	635	—	—	635
Comprehensive Income:								
Net income	—	—	—	—	—	99,742	—	99,742
Foreign currency translation adjustments	—	—	—	—	—	—	161	161
Cumulative effect of change in accounting principle (SFAS No. 133) on other comprehensive income (net of income tax effect of $2,801)	—	—	—	—	—	—	(4,779)	(4,779)
Adjustment for losses reclassified into income (net of income tax effect of $1,727)	—	—	—	—	—	—	2,947	2,947
Unrealized derivative gains on cash flow hedges (net of income tax effect of $2,632)	—	—	—	—	—	—	(4,491)	(4,491)
Subtotal – comprehensive income	—	—	—	—	—	99,742	(6,162)	93,580
Balance January 1, 2002	38	556	4	—	137,400	676,064	(6,162)	807,900
Common Stock								
Issued/(converted)	(5)	14	(1)	—	6,558	—	—	6,566
Repurchased	—	(17)	—	—	(76,598)	—	—	(76,615)
Amortization of deferred compensation	—	—	—	—	15,396	—	—	15,396
Stock option expense	—	—	—	—	1,379	—	—	1,379
Comprehensive Income:								
Net income	—	—	—	—	—	175,361	—	175,361
Foreign currency translation adjustments	—	—	—	—	—	—	(719)	(719)
Adjustment for losses reclassified into income (net of income tax effect of $2,387)	—	—	—	—	—	—	4,073	4,073
Unrealized derivative losses on cash flow hedges (net of income tax effect of $4,783)	—	—	—	—	—	—	(8,161)	(8,161)
Minimum pension liability (net of income tax effect of $4,525)	—	—	—	—	—	—	(7,721)	(7,721)
Subtotal – comprehensive income	—	—	—	—	—	175,361	(12,528)	162,833
Balance December 31, 2002	$33	$553	$3	—	$ 84,135	$851,425	($18,690)	$917,459

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 — Universal Health Services, Inc. and Subsidiaries

(Amounts in thousands)

	2002	2001	2000
Cash Flows from Operating Activities:			
Net income	**$ 175,361**	$ 99,742	$ 93,362
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**124,794**	127,523	112,809
Accretion of discount on convertible debentures	**10,903**	10,323	5,239
Losses on foreign exchange, derivative transactions & debt extinguishment	**220**	10,460	—
Provision for insurance settlements and other non-cash charges	—	40,000	7,747
Changes in assets and liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	**(34,987)**	1,384	(29,391)
Accrued interest	**640**	(1,914)	(1,020)
Accrued and deferred income taxes	**7,347**	(9,292)	28,489
Other working capital accounts	**23,679**	13,913	1,408
Other assets and deferred charges	**(5,113)**	10,689	(17,237)
Increase in working capital at acquired facilities	—	(9,133)	(24,155)
Other	**(6,192)**	(7,304)	(6,209)
Minority interests in earnings of consolidated entities, net of distributions	**7,425**	2,874	6,048
Accrued insurance expense, net of commercial premiums paid	**58,316**	23,531	9,012
Payments made in settlement of self-insurance claims	**(31,134)**	(15,253)	(11,281)
Net cash provided by operating activities	**331,259**	297,543	174,821
Cash Flows from Investing Activities:			
Property and equipment additions	**(200,930)**	(152,938)	(113,900)
Acquisition of businesses	**(3,000)**	(263,463)	(141,333)
Proceeds received from merger, sale or disposition of assets	**8,369**	—	16,253
Investment in business	—	—	(12,273)
Net cash used in investing activities	**(195,561)**	(416,401)	(251,253)
Cash Flows from Financing Activities:			
Additional borrowings, net of financing costs	**39,311**	280,499	252,566
Reduction of long-term debt	**(106,439)**	(137,005)	(141,045)
Net cash paid related to termination of interest rate swap, foreign currency exchange and early extinguishment of debt	—	(6,608)	—
Issuance of common stock	**2,947**	2,009	5,260
Repurchase of common shares	**(76,615)**	(7,734)	(35,985)
Net cash provided by (used in) financing activities	**(140,796)**	131,161	80,796
(Decrease) Increase in Cash and Cash Equivalents	**(5,098)**	12,303	4,364
Cash and Cash Equivalents, Beginning of Period	**22,848**	10,545	6,181
Cash and Cash Equivalents, End of Period	**$ 17,750**	$ 22,848	$ 10,545
Supplemental Disclosures of Cash Flow Information:			
Interest paid	**$ 23,203**	$ 27,767	$ 25,722
Income taxes paid, net of refunds	**$ 94,412**	$ 64,492	$ 24,284

Supplemental Disclosures of Noncash Investing and Financing Activities:
See Notes 2 and 7

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Universal Health Services, Inc. (the "Company"), its majority-owned subsidiaries and partnerships controlled by the Company or its subsidiaries as the managing general partner. The Company's France subsidiary is included on the basis of the year ending November 30th. All significant intercompany accounts and transactions have been eliminated. The more significant accounting policies follow:

Nature of Operations: The principal business of the Company is owning and operating, through its subsidiaries, acute care hospitals, behavioral health centers, ambulatory surgery centers and radiation oncology centers. At December 31, 2002, the Company operated 34 acute care hospitals and 38 behavioral health centers located in 22 states, Washington, DC, Puerto Rico and France. The Company, as part of its ambulatory treatment centers division owns outright, or in partnership with physicians, and operates or manages 24 surgery and radiation oncology centers located in 12 states and Puerto Rico.

Services provided by the Company's hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, diagnostic care, coronary care, pediatric services and behavioral health services. The Company provides capital resources as well as a variety of management services to its facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Net revenues from the Company's acute care hospitals and ambulatory and outpatient treatment centers accounted for 82%, 81% and 84% of consolidated net revenues in 2002, 2001 and 2000, respectively. Net revenues from the Company's behavioral health care facilities accounted for 17%, 19% and 16%, of consolidated net revenues in 2002, 2001 and 2000, respectively.

Revenue Recognition: Revenue and the related receivables for health care services are recorded in the accounting records, at the time the services are rendered, on an accrual basis at the Company's established charges. The provision for contractual adjustments, which represents the difference between established charges and estimated third-party payor payments, is also recognized on an accrual basis and deducted from gross revenue to determine net revenues. Payment arrangements with third-party payors may include prospectively determined rates per discharge, a discount from established charges, per-diem payments and reimbursed costs. Estimates of contractual adjustments are reported in the period during which the services are provided and adjusted in future periods, as the actual amounts become known. Revenues recorded under cost-based reimbursement programs may be adjusted in future periods as a result of audits, reviews or investigations. Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Medicare and Medicaid net revenues represented 42%, 42% and 44% of net patient revenues for the years 2002, 2001 and 2000, respectively. In addition, approximately 39% in 2002, 37% in 2001, 35% in 2000, of the Company's net patient revenues were generated from managed care companies, which includes health maintenance organizations and preferred provider organizations.

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowances are estimated by management based on general factors such as payor mix, the agings of the receivables and historical collection experience. At December 31, 2002 and 2001, accounts receivable are recorded net of allowance for doubtful accounts of $59.1 million and $61.1 million, respectively.

The Company provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in provision for doubtful accounts.

Concentration of Revenues: The three majority-owned facilities operating in the Las Vegas market contributed on a combined basis 15% of the Company's 2002 consolidated net revenues. The two facilities located in the McAllen/Edinburg, Texas market contributed, on a combined basis, 11% of the Company's 2002 consolidated net revenues.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Interest expense in the consolidated statements of income is net of interest income of approximately $600,000 in 2002, $1.9 million in 2001 and $2.7 million in 2000.

Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. The Company removes the cost and the related accumulated depreciation from the accounts for assets sold or retired and the resulting gains or losses are included in the results of operations.

The Company capitalizes interest expense on major construction projects while in process. The Company capitalized $4.6 million, $3.0 million and $453,000 of interest related to major construction in projects in 2002, 2001 and 2000, respectively.

Depreciation is provided on the straight-line method over the estimated useful lives of buildings and improvements (twenty to forty years) and equipment (three to fifteen years). Depreciation expense was $113.7 million, $96.1 million and $86.8 million in 2002, 2001 and 2000, respectively.

Long-Lived Assets: Effective January 1, 2002, the Company adopted SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No.144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement does not change the fundamental provisions of SFAS No.121; however, it resolves various implementation issues of SFAS No.121 and establishes a single accounting model for long-lived assets to be disposed of by sale. It retains the requirement of Opinion No.30 to report separately discontinued operations, and extends that reporting for all periods presented to a component of an entity that, subsequent to or on January 1,2002, either has been disposed of or is classified as held for sale. Additionally, SFAS No.144 requires that assets and liabilities of components held for sale, if material, be disclosed separately in the balance sheet.

If events or circumstances indicate that the carrying value of a long-lived asset to be held and used may be impaired, management estimates the undiscounted future cash flows to be generated from the asset. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

Goodwill: The Company adopted SFAS No. 142 on January 1, 2002, and accordingly, ceased amortizing goodwill as of that date. As required by SFAS No. 142, the Company performed an impairment test on goodwill as of January 1, 2002, which indicated no impairment of goodwill. Management has designated September 1st as the Company's annual impairment assessment date and performed its impairment assessment as of September 1, 2002, which indicated no impairment of goodwill.

The following table sets forth the computation of basic and diluted earnings per share on a pro-forma basis assuming that SFAS No. 142 was adopted on January 1, 2000:

	Twelve Months Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Reported net income	**$175,361**	$ 99,742	$ 93,362
Add back: goodwill amortization, net of tax of $9.1 million and $7.2 million in 2001 and 2000, respectively	—	15,600	12,300
Adjusted net income	**$175,361**	$115,342	$105,662
Basic earnings per share:			
Reported net income	**$ 2.94**	$ 1.67	$ 1.55
Goodwill amortization	—	0.26	0.20
Adjusted net income	**$ 2.94**	$ 1.93	$ 1.75
Diluted earnings per share:			
Reported net income	**$ 2.74**	$1.60	$1.50
Goodwill amortization	—	0.24	0.19
Adjusted net income	**$ 2.74**	$ 1.84	$ 1.69

For the year ended December 31, 2001, adjusted income before extraordinary charge would have been $116,350, adjusted income before extraordinary charge per basic share would have been $1.94 and adjusted income before extraordinary charge per diluted share would have been $1.85.

Changes in the carrying amount of goodwill for the year ended December 31, 2002 were as follows (in thousands):

	Acute Care Services	Behavioral Health Services	Other	Total Consolidated
Balance, January 1, 2002	$277,692	$54,122	$40,813	$372,627
Goodwill acquired during the period	30,246	328	3,022	33,596
Adjustments to goodwill (A)	—	—	4,097	4,097
Balance, December 31, 2002	$307,938	$54,450	$47,932	$410,320

(A) Consists of the foreign currency translation adjustment on goodwill recorded in connection with the Company's acquisition of an 80% ownership interest in an operating company that owns nine acute care facilities in France.

Other Assets: During 1994, the Company established an employee life insurance program covering approximately 2,200 employees. The cash surrender value of the policies ($15.8 million at December 31, 2002 and $15.9 million at December 31, 2001) was recorded net of related loans ($15.7 million at December 31, 2002 and $15.8 million at December 31, 2001) and is included in other assets.

Included in other assets are estimates of expected recoveries from various state guaranty funds in connection with PHICO related professional and general liability claims payments amounting to $37.0 million and $54.0 million at December 31, 2002 and December 31, 2001, respectively. Actual recoveries may vary from these estimates due to the inherent uncertainties involved in making such estimates (See Note 8). Other assets at December 31, 2001 also include $70 million of deposits on acquisitions, which were consummated on January 1, 2002.

As of December 31, 2002 and 2001, other intangible assets, net of accumulated amortization, were not material.

Self-Insured Risks: The Company provides for self-insured risks, primarily general and professional liability claims and workers' compensation claims, based on estimates of the ultimate costs for both reported claims and claims incurred but not reported.

The ultimate costs of such claims, which include costs associated with litigating or settling claims, are accrued when the incidents that give rise to the claims occur. Estimated losses from asserted and unasserted claims are accrued, based on Management's estimates of the ultimate costs of the claims and the relationship of past reported incidents to eventual claims payments. All relevant information, including the Company's own historical experience, the nature and extent of existing asserted claims, and reported incidents, and independent actuarial analyses of this information, is used in estimating the expected amount of claims. The accrual also includes an estimate of the losses that will result from unreported incidents, which are probable of having occurred before the end of the reporting period.

In addition, the Company also maintains self-insured employee benefits programs for healthcare and dental claims. The ultimate costs related to these programs includes expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not reported.

Estimated losses are reviewed and changed, if necessary, at each reporting date. The amounts of the changes are recognized currently as additional expense or as a reduction of expense.

Income Taxes: Deferred taxes are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Other Noncurrent Liabilities: Other noncurrent liabilities include the long-term portion of the Company's professional and general liability, workers' compensation reserves and pension liability.

Minority Interest: As of December 31, 2002 and 2001, the $134.3 million and $126.0 million, respectively, minority interest consists primarily of a 27.5% outside ownership interest in three acute care facilities located in Las Vegas, Nevada, a 20% outside ownership interest in an acute care facility located in Washington, DC and a 20% outside ownership interest in an operating company that owns nine hospitals in France.

Comprehensive Income: Comprehensive income or loss is recorded in accordance with the provisions of SFAS No.130, "Reporting Comprehensive Income". SFAS No.130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income (loss), is comprised of net income, changes in unrealized gains or losses on derivative financial instruments, foreign currency translation adjustments and the minimum pension liability.

Accounting for Derivative Financial Investments and Hedging Activities: The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, the Company, from time to time, enters into interest rate swap agreements, in which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts.

Effective January 1, 2001, the Company began accounting for its derivative and hedging activities using SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, the Company formally documents all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings.

The Company uses interest rate swaps in its cash flow hedge transactions. The interest rate swaps are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability. For derivative instruments designated as cash flow hedges, the ineffective portion of the change in expected cash flows of the hedged item are recognized currently in the income statement.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Fair value hedges are accounted for by recording the changes in the fair value of both the derivative instrument and the hedged item in the income statement.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

Foreign Currency: One of the Company's subsidiaries operates in France, whose currency is denominated in Euros. The French subsidiary translates its assets and liabilities into U.S. dollars at the current exchange rates in effect at the end of the fiscal period. Any resulting gains or losses are recorded in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheet.

The revenue and expense accounts of the France subsidiary are translated into U.S. dollars at the average exchange rate that prevailed during the period. Therefore, the U.S. dollar value of the French subsidiary's operating results may fluctuate from period to period due to changes in exchange rates.

Stock-Based Compensation: At December 31, 2002, the Company has a number of stock-based employee compensation plans, which are more fully described in Note 5. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No.25, "Accounting for Stock Issued to Employees," and related Interpretations. No compensation cost is reflected in net income for most stock option grants, as all options granted under the plan had an original exercise price equal to the market value of the underlying common shares on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No.123,"Accounting for Stock-Based Compensation," to stock-based employee compensation. The Company recognizes compensation cost related to restricted share awards over the respective vesting periods, using an accelerated method.

	Twelve Months Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Net income	**$175,361**	$99,742	$93,362
Add: total stock-based compensation expenses included in net income, net of tax of $6.3 million, $249 and $104 in 2002, 2001 and 2000, respectively	**10,691**	425	178
Deduct: total stock-based employee compensation expenses determined under fair value based methods for all awards, net of tax of $11.0 million, $5.1 million and $2.0 million in 2002, 2001 and 2000, respectively	**(18,894)**	(8,725)	(3,341)
Pro forma net income	**$167,158**	$91,442	$90,199
Basic earnings per share, as reported	**$ 2.94**	$ 1.67	$ 1.55
Basic earnings per share, pro forma	**$ 2.80**	$ 1.53	$ 1.50
Diluted earnings per share, as reported	**$ 2.74**	$ 1.60	$1.50
Diluted earnings per share, pro forma	**$ 2.62**	$ 1.48	$1.45

For the year ended December 31, 2001, net income before extraordinary charge would have been $100,750, earnings per basic share before extraordinary charge would have been $1.68 on an as reported basis and $1.54 on a proforma basis and earnings per diluted share before extraordinary charge would have been $1.62 on an as reported basis and $1.50 on a proforma basis.

Earnings per Share: Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share, after the $1.0 million after-tax extraordinary charge recorded in 2001, (effect on basic and diluted earnings per share of $0.01 and $0.02, respectively) for the periods indicated:

	Twelve Months Ended December 31,		
	2002	2001	2000
	(in thousands, except per share data)		
Basic:			
Net income	**$175,361**	$ 99,742	$93,362
Weighted average number of common shares	**59,730**	59,874	60,220
Earnings per common share-basic	**$2.94**	$ 1.67	$1.55
Diluted:			
Net income	**$175,361**	$ 99,742	$93,362
Add discounted convertible debenture interest, net of income tax effect	**8,451**	8,120	4,092
Adjusted net income	**$183,812**	$107,862	$97,454
Weighted average number of common shares	**59,730**	59,874	60,220
Net effect of dilutive stock options and grants based on the treasury stock method	**768**	769	1,096
Assumed conversion of discounted convertible debentures	**6,577**	6,577	3,504
Weighted average number of common shares and equivalents	**67,075**	67,220	64,820
Earnings per common share—diluted	**$ 2.74**	$ 1.60	$ 1.50

For the year ended December 31, 2001, net income before extraordinary charge would have been $100,750, earnings per basic share before extraordinary charge would have been $1.68 and earnings per diluted share before extraordinary charge would have been $1.62.

Fair Value of Financial Instruments: The fair values of the Company's registered debt, interest rate swap agreements and investments are based on quoted market prices. The fair values of other long-term debt, including capital lease obligations, are estimated by discounting cash flows using period-end interest rates and market conditions for instruments with similar maturities and credit quality. The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable, and short-term borrowings approximates their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior period amounts have been reclassified to conform to the current period presentation.

New Accounting Pronouncements: In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal operation of long-lived assets. The Statement is effective January 1, 2003 for the Company, with earlier adoption permitted. Management does not believe that this Statement will have a material effect on the Company's financial statements.

In April, 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt", SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers, and SFAS No. 64, "Extinguishment of Debt Made to Satisfy Sinking Fund Requirements" (SFAS 145). SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases" to eliminate an inconsistency between the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Any gain or loss that does not meet the criteria in APB Opinion 30 for classification as an extraordinary item shall be reclassified. This provision will be effective for the Company beginning January 1, 2003. Except for the possible reclassification of the extraordinary charge on early extinguishment of debt recorded in 2001, Management does not believe that this Statement will have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities." The Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Statement generally requires that a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. The Statement is effective for all exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. Management does not believe that this Statement will have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees; including Guarantees of Indebtedness of Others." This interpretation requires that a liability must be recognized at the inception of a guarantee issued or modified after December 31, 2002 whether or not payment under the guarantee is probable. For guarantees entered into prior to December 31, 2002, the interpretation requires certain information related to the guarantees be disclosed in the guarantor's financial statements. The disclosure requirements of this interpretation are effective for the year ended December 31, 2002, and are included in the Notes to the Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123". This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities an interpretation of ARB No. 51." This Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities. This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. As of December 31, 2002, the Company does not have any unconsolidated variable interest entities.

2) ACQUISITIONS AND DIVESTITURES

2003 – Subsequent to December 31, 2002, the Company spent $39.9 million to acquire the assets and operations of: (i) a 108-bed behavioral health system in Anchorage, Alaska, and; (ii) two hospitals located in France that were purchased by an operating company which is 80% owned by the Company.

2002- During 2002, the Company spent $3 million to acquire a majority ownership interest in the assets and operations of a surgery center located in Puerto Rico. In addition, effective January 1, 2002, the Company acquired the assets and operations of: (i) a 150-bed acute care facility located in Lansdale, Pennsylvania, and; (ii) a 117-bed acute care facility located in Lancaster, California. Included in other assets at December 31, 2001 were $70 million of deposits related to the acquisition of these two facilities.

The aggregate net purchase price of the facilities was allocated on a preliminary basis to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 14,000
Property and equipment	32,000
Goodwill	34,000
Debt	(3,000)
Other liabilities	(4,000)
Total Cash Purchase Price	73,000
Less: cash deposits made in 2001	(70,000)
Cash paid for acquisitions in 2002	$ 3,000

The pro forma effect of these acquisitions on the Company's net revenues, net income and basic and diluted earnings per share for the year ended December 31, 2002 and 2001 were immaterial. During 2002, the Company received net proceeds of $8.4 million resulting from the sale of real estate related to a women's hospital and a radiation oncology center, both of which were closed in a prior year and written down to their estimated net realizable values. The sale of the real estate of the women's hospital resulted in a $2.2 million gain. The gain on the sale of the radiation center did not have a material effect on the Company's financial statements.

2001 – During 2001, the Company spent $263 million to acquire the assets and operations of: (i) a 108-bed behavioral health care facility located in San Juan Capestrano, Puerto Rico; (ii) a 96-bed acute care facility located in Murrieta, California; (iii) two behavioral health care facilities located in Boston, Massachusetts; (iv) a 60-bed specialty heart hospital located in McAllen, Texas; (v) an 80% ownership interest in an operating company that owns nine hospitals located in France; (vi) two ambulatory surgery centers located in Nevada and Louisiana; (vii) a 150-bed acute care facility located in Lansdale, Pennsylvania (ownership effective January 1, 2002), and; (viii) a 117-bed acute care facility located in Lancaster, California (ownership effective January 1, 2002).

The aggregate net purchase price of the facilities was allocated on a preliminary basis to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 5,000
Property, plant & equipment	95,000
Goodwill	87,000
Other assets	22,000
Debt	(9,000)
Other liabilities	(7,000)
Cash purchase price for 2001 acquisitions	193,000
Cash deposits made for 2002 acquisitions	70,000
Cash paid for acquisitions in 2001	$263,000

The increase of $9 million in other working capital accounts at acquired facilities from their date of acquisition through December 31, 2001 consisted of the following:

	Amount (000s)
Accounts receivable	$19,000
Other working capital accounts	(2,000)
Other	(8,000)
Total working capital changes	$ 9,000

The pro forma effect of these acquisitions on the Company's net revenues, net income and basic and diluted earnings per share for the year ended December 31, 2001, was immaterial, as the majority of the acquisitions occurred early in 2001. Assuming the 2001 acquisitions had been completed as of January 1, 2000, the unaudited pro forma net revenues and net income for the year ended December 31, 2000 would have been approximately $2.4 billion and $100.7 million, respectively, and the unaudited pro forma basic and diluted earnings per share would have been $1.67 and $1.62, respectively.

2000 — During 2000, the Company spent $141 million to acquire the assets and operations of: (i) a 277-bed acute care facility located in Enid, Oklahoma; (ii) 12 behavioral health care facilities located in Pennsylvania, Delaware, Georgia, Kentucky, South Carolina, Tennessee, Mississippi, Utah and Texas; (iii) a 77-bed acute care facility located in Eagle Pass, Texas, and; (iv) the operations of a behavioral health care facility in Texas. In connection with the acquisition of the facility in Eagle Pass, Texas, the Company agreed to construct a new 100-bed facility scheduled to be completed and opened by the fourth quarter of 2006.

The aggregate net purchase price of the facilities was allocated on a preliminary basis to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 5,000
Property, plant & equipment	77,000
Goodwill	58,000
Other assets	1,000
Cash paid for acquisitions in 2000	$141,000

The increases of $24.2 million in other working capital accounts at acquired facilities from their date of acquisition through December 31, 2000 consisted of the following:

	Amount (000s)
Accounts receivable	$36,800
Other working capital accounts	(7,700)
Other	(4,900)
Total working capital changes	$24,200

Assuming the 2000 acquisitions had been completed as of January 1, 2000, the unaudited pro forma net revenues and net income for the year ended December 31, 2000 would have been approximately $2.4 billion and $100.4 million, respectively and the unaudited pro forma basic and diluted earnings per share would have been $1.67 and $1.62, respectively.

During 2000, the Company sold the real property of a behavioral health care facility located in Florida and its ownership interests in a women's hospital and two physician practices located in Oklahoma for net proceeds of approximately $5.5 million. In addition, the Company sold a medical office building located in Nevada to a limited liability company that is majority owned by Universal Health Realty Income Trust (see Note 9). The net gain/loss from these transactions was not material.

The goodwill acquired during the last three years as presented above, is expected to be fully deductible for income tax purposes.

3) FINANCIAL INSTRUMENTS

Fair Value Hedges: The Company has two floating rate swaps having a notional principal amount of $60 million in which the Company receives a fixed rate of 6.75% and pays a floating rate equal to 6 month LIBOR plus a spread. The term of these swaps is ten years and they are both scheduled to expire on November 15, 2011. As of December 31, 2002, the average floating rate on these swaps was 2.68%. During 2002 the Company recorded an increase of $8.0 million in other assets to recognize the fair value of these swaps and an $8.0 million increase in long term debt to recognize the difference between the carrying value and fair value of the related hedged liability.

Upon the adoption of SFAS No. 133 on January 1, 2001, the Company recorded an adjustment to increase other assets and long-term debt by $3.3 million to recognize the fair value of an interest rate swap that was designated as a fair-value hedge and to recognize the difference between the carrying value and fair value of the related hedged liability. During the third quarter of 2001, the counter-party to this interest rate swap, which had a notional principal amount of $135 million, elected to terminate the interest rate swap. This swap had been designated as a fair value hedge of the Company's $135 million 8.75% Senior Notes that were redeemed in October, 2001. The termination resulted in a net payment to the Company of approximately $3.8 million. Upon the termination of the fair value hedge, the Company ceased adjusting the fair value of the debt. The effective interest method was used to amortize the resulting difference between the fair value at termination and the face amount of the debt through the maturity date of the Senior Notes. In connection with the redemption of the Senior Notes in the fourth quarter of 2001, the Company recorded a pre-tax loss on debt extinguishment of $1.6 million.

Cash Flow Hedges: As of December 31, 2002, the Company has one fixed rate swap with a notional principal amount of $125 million which expires in August 2005. The Company pays a fixed rate of 6.76% and receives a floating rate equal to three month LIBOR. As of December 31, 2002, the floating rate of this interest rate swap was 1.40%.

As of December 31, 2002, a majority-owned subsidiary of the Company had two interest rate swaps denominated in Euros. These two interest rate swaps are for a total notional amount of 41.2 million Euros ($40.9 million based on the end of period currency exchange rate). The notional amount decreases to 35.0 million Euros ($34.8 million) on December 30, 2003, 27.5 million Euros, ($27.3 million) on December 30, 2004 and the swaps mature on June 30, 2005. The Company pays an average fixed rate of 4.35% and receives six month EURIBOR. The effective floating rate for these swaps as of December 31, 2002 was 2.87%.

During the year ended December 31, 2002, the Company recorded in accumulated other comprehensive income ("AOCI"), pre-tax losses of $6.4 million ($4.1 million after-tax) to recognize the change in fair value of all derivatives that are designated as cash flow hedging instruments. The gains or losses are reclassified into earnings as the underlying hedged item affects earnings, such as when the forecasted interest payment occurs. Assuming market rates remain unchanged from December 31, 2002, it is expected that $7.2 million of pre-tax net losses in accumulated OCI will be reclassified into earnings within the next twelve months. During the year ended December 31, 2002, the Company also recorded a charge to earnings of $169,000 ($107,000 after-tax) during the year to recognize the ineffective portion of its cash flow hedging instruments. As of December 31, 2002, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through August, 2005.

Upon the adoption of SFAS No. 133 on January 1, 2001, the Company recorded the cumulative effect of an accounting change of approximately $7.6 million ($4.8 million after-tax) in accumulated other comprehensive income (loss) to recognize the fair value all derivatives that were designated as cash flow hedging instruments. During the year ended December 31, 2001, the Company recorded, in AOCI, a pre-tax charge of $2.4 million ($1.5 million after-tax) to recognize the change in fair value of all derivatives that were designated as cash flow hedging instruments. During the year ended December 31, 2001, the Company also recorded a charge to earnings of approximately $300,000 ($200,000 after-tax) to recognize the ineffective portion of its cash flow hedging instruments.

The Company had a fixed rate swap having a notional principal amount of $135 million whereby the Company paid a fixed rate of 6.76% and received a floating rate from the counter-party. During 2001, the notional amount of this swap was reduced to $125 million. The Company had two interest rate swaps to fix the rate of interest on a total notional principal amount of $75 million with a scheduled maturity date of August, 2005 that were terminated in November, 2001. The average fixed rate on the $75 million of interest rate swaps, included the

Company's borrowing spread of .35%, was 7.05%. The total cost of all swaps terminated in 2001 was $7.4 million. This amount was reclassified from accumulated other comprehensive loss due to the probability of the original forecasted interest payments not occurring.

Foreign Currency Risk: In connection with the Company's purchase of a 80% ownership interest in an operating company that owns hospitals in France in the first quarter of 2001, the Company extended an intercompany loan denominated in francs. During the first quarter of 2001, the Company recorded a $1.3 million pre-tax loss ($800,000 after-tax), resulting from foreign exchange fluctuations related to this intercompany loan. During the second quarter of 2001, the Company entered into certain forward exchange contracts to hedge the exposure associated with foreign currency fluctuations on the intercompany loan. These contracts, which are now expired, were not designated as hedging instruments and changes in the fair value of these items were recorded in earnings to offset the foreign exchange gains and losses of the intercompany loan. The effect of the change in fair value of the contract for the year ended December 31, 2001 was a loss of $200,000 which offset a $200,000 exchange gain on the intercompany loan.

4) LONG-TERM DEBT

A summary of long-term debt follows:

	(000s)	
December 31	**2002**	2001
Long-term debt:		
Notes payable and Mortgages payable (including obligations under capitalized leases of $17,921 in 2002 and $11,919 in 2001) and term loans with varying maturities through 2006; weighted average interest at 6.2% in 2002 and 6.8% in 2001 (see Note 7 regarding capitalized leases)	**$ 65,677**	$ 18,061
Revolving credit and demand notes	**30,000**	121,000
Commercial paper	**100,000**	100,000
Revenue bonds:		
Interest at floating rates of 1.55% at December 31, 2002 with varying maturities through 2015	**10,200**	18,200
5.00% Convertible Debentures due 2020, net of the unamortized discount of $310,527 in 2002 and $321,430 in 2001	**276,465**	265,562
6.75% Senior Notes due 2011, net of the unamortized discount of $92 in 2002 and $102 in 2001, and fair market value debt adjustment of $6,517 in 2002 and ($1,455) in 2001.	**206,425**	198,443
	688,767	721,266
Less-Amounts due within one year	**8,253**	2,436
	$680,514	$718,830

The Company has a $400 million unsecured non-amortizing revolving credit agreement, which expires on December 13, 2006. The agreement includes a $50 million sublimit for letters of credit of which $29 million was available at December 31, 2002. The interest rate on borrowings is determined at the Company's option at the prime rate, certificate of deposit rate plus .925% to 1.275%, Euro-dollar plus .80% to 1.150% or a money market rate. A facility fee ranging from .20% to .35% is required on the total commitment. The margins over the certificate of deposit, the Euro-dollar rates and the facility fee are based upon the Company's leverage ratio. At December 31, 2002, the applicable margins over the certificate of deposit and the Euro-dollar rate were 1.125% and 1.00%, respectively, and the commitment fee was .25%. There are no compensating balance requirements. At December 31, 2002, the Company had $349 million of unused borrowing capacity available under the revolving credit agreement.

During 2002, a majority-owned subsidiary of the Company entered into a senior credit agreement denominated in Euros amounting to 45.8 million Euros ($44.9 million based on the end of period currency exchange rate.) The loan, which is non-recourse to the Company, amortizes to zero over the life of the agreement and matures on December 31, 2007. Interest on the loan is at the option of the Company's majority-owned subsidiary and can be based on the one, two three and six month EURIBOR plus a spread of 2.5%. As of December 31, 2002, the interest rate was 5.4% and the effective interest rate including the effects of the designated interest rate swaps was 6.9%.

The Company also has a $100 million commercial paper credit facility. The majority of the Company's acute care patient accounts receivable are pledged as collateral to secure this commercial paper program. A commitment fee of .40% is required on the used portion and .20% on the unused portion of the commitment. This annually renewable program, which began in November 1993, is scheduled to expire or be renewed in October of each year. Outstanding amounts of commercial paper which can be refinanced through available borrowings under the Company's revolving credit agreement are classified as long-term. As of December 31, 2002, the Company had no unused borrowing capacity under the terms of the commercial paper facility.

During 2001, the Company issued $200 million of Senior Notes which have a 6.75% coupon rate and which mature on November 15, 2011. ("Notes"). The interest on the Notes is paid semiannually in arrears on May 15 and November 15 of each year. The notes can be redeemed in whole at any time and in part from time to time.

The Company issued discounted Convertible Debentures in 2000 which are due in 2020 ("Debentures"). The aggregate issue price of the Debentures was $250 million or $587 million aggregate principal amount at maturity. The Debentures were issued at a price of $425.90 per $1,000 principal amount of Debenture. The Debentures' yield to maturity is 5% per annum, .426% of which is cash interest. The interest on the bonds is paid semiannually in arrears on June 23 and December 23 of each year. The Debentures are convertible at the option of the holders into 5.6024 shares of the Company's common stock per $1,000 of Debentures, however, the Company has the right to redeem the Debenture any time on or after June 23, 2006 at a price equal to the issue price of the Debentures plus accrued original issue discount and accrued cash interest to the date of redemption.

The average amounts outstanding during 2002, 2001 and 2000 under the revolving credit and demand notes and commercial paper program were $140.3 million, $220.0 million and $170.0 million. respectively, with corresponding effective interest rates of 3.3%, 5.1% and 7.4% including commitment and facility fees. The maximum amounts outstanding at any month-end were, $170 million in 2002, $343.9 million in 2001 and $270.9 million in 2000.

The effective interest rate on the Company's revolving credit, demand notes and commercial paper program, including the respective interest expense and income incurred on existing and now expired designated interest rate swaps, was 6.3%, 6.4% and 7.1% during 2002, 2001 and 2000, respectively. Additional interest (expense)/income recorded as a result of the Company's U.S. dollar denominated hedging activity was ($4,228,000) in 2002, ($2,730,000) in 2001 and $414,000 in 2000. The Company is exposed to credit loss in the event of non-performance by the counter-party to the interest rate swap agreements. All of the counter-parties are creditworthy financial institutions rated AA or better by Moody's Investor Service and the Company does not anticipate non-performance. The estimated fair value of the cost to the Company to terminate the interest rate swap obligations, including the Euro denominated interest rate swaps, at December 31, 2002 and 2001 was approximately $10.4 million and $11.7 million, respectively.

Covenants relating to long-term debt require maintenance of a minimum net worth, specified debt to total capital and fixed charge coverage ratios. The Company is in compliance with all required covenants as of December 31, 2002.

The fair value of the Company's long-term debt at December 31, 2002 and 2001 was approximately $791.1 million and $751.5 million, respectively.

Aggregate maturities follow:

	(000s)
2003	$ 8,253
2004	12,632
2005	10,915
2006	142,053
2007	10,139
Later	815,302
Total	$999,294
Less: Discount on Convertible Debentures	(310,527)
Net total	$688,767

Included in the aggregate maturities shown above, are maturities related to the Company's Euro denominated debt ($45.4 million in the aggregate) which mature as follows: $4.5 million in 2003; $6.1 million in 2004; $7.6 million in 2005; $9.1 million in 2006; $9.1 million in 2007 and $9.0 million in later years.

5) COMMON STOCK

In April, 2001, the Company declared a two-for-one stock split in the form of a 100% stock dividend which was paid on June 1, 2001 to shareholders of record as of May 16, 2001. All classes of common stock participated on a pro rata basis and all references to share quantities and earnings per share for all periods presented have been adjusted to reflect the two-for-one stock split.

During 1998 and 1999, the Company's Board of Directors approved stock purchase programs authorizing the Company to purchase up to twelve million shares of its outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Pursuant to the terms of these programs, the Company purchased 2,408,000 shares at an average purchase price of $14.95 per share ($36.0 million in the aggregate) during 2000, 178,057 shares at an average purchase price of $43.33 per share ($7.7 million in the aggregate) during 2001 and 1,713,787 shares at an average purchase price of $44.71 per share ($76.6 million in the aggregate) during 2002. Since inception of the stock purchase program in 1998 through December 31, 2002, the Company purchased a total of 9,517,602 shares at an average purchase price of $22.74 per share ($216.4 million in the aggregate).

At December 31, 2002, 17,584,459 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock, for issuance upon conversion of the Company's discounted Convertible Debentures and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock.

As discussed in Note 1, the Company accounts for stock-based compensation using the intrinsic value method in APB No. 25, as permitted under SFAS No. 123. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following range of assumptions used for the fifteen option grants that occurred during 2002, 2001 and 2000:

Year Ended December 31	**2002**	2001	2000
Volatility	**53%-57%**	21%-49%	21%-44%
Interest rate	**3%-4%**	4%-6%	5%-7%
Expected life (years)	**3.7**	3.8	3.7
Forfeiture rate	**4%**	7%	1%

Stock options to purchase Class B Common Stock have been granted to officers, key employees and directors of the Company under various plans.

Information with respect to these options is summarized as follows:

Outstanding Options	Number of Shares	Average Option Price	Range (High-Low)
Balance, January 1, 2000	3,404,910	$17.14	$28.28 - $ 7.32
Granted	529,000	$23.05	$33.72 - $22.28
Exercised	(1,455,740)	$13.81	$28.28 - $ 7.32
Cancelled	(94,126)	$21.54	$28.28 - $ 11.85
Balance, January 1, 2001	2,384,044	$20.32	$33.72 - $ 11.85
Granted	2,051,200	$42.23	$42.65 - $37.82
Exercised	(318,525)	$21.38	$33.72 - $ 11.85
Cancelled	(298,750)	$31.35	$42.41 - $ 11.85
Balance, January 1, 2002	3,817,969	$31.14	$42.65 - $ 11.85
Granted	320,500	$41.76	$51.40 - $39.96
Exercised	(470,385)	$24.34	$42.41 - $ 11.85
Cancelled	(74,000)	$35.02	$43.50 - $20.22
Balance, December 31, 2002	3,594,084	$32.89	$51.40 - $ 11.85

Outstanding Options at December 31, 2002:

Number of Shares	Average Option Price	Range (High-Low)	Contractual Life
529,500	$12.1764	$16.8750 - $11.8438	1.8
946,784	$23.7443	$33.7200 - $20.2188	1.2
2,096,300	$42.0703	$44.0000 - $34.0000	3.2
21,500	$51.3784	$51.4000 - $51.0900	4.7
3,594,084			

All stock options were granted with an exercise price equal to the fair market value on the date of the grant. Options are exercisable ratably over a four-year period beginning one year after the date of the grant. The options expire five years after the date of the grant. The outstanding stock options at December 31, 2002 have an average remaining contractual life of 2.5 years. At December 31, 2002, options for 2,054,614 shares were available for grant. At December 31, 2002, options for 1,393,143 shares of Class B Common Stock with an aggregate purchase price of $36.9 million (average of $26.48 per share) were exercisable.

During the third quarter of 2002, the Company restructured certain elements of its long-term incentive compensation plans in response to recent changes in regulations relating to such plans. Prior to the third quarter of 2002, the Company loaned employees funds ("Loan Program") to pay the income tax liabilities incurred upon the exercise of their stock options. Advances pursuant to the Loan Program were secured by full recourse promissory notes that were forgiven after three years, if the borrower remained employed by the Company. If the forgiveness criteria were not met, the employee was required to repay the loan at the time of separation.

During the third quarter of 2002, this Loan Program was terminated. As a replacement long-term incentive plan, the Compensation Committee of the Company's Board of Directors approved the issuance of 575,997 shares (net of cancellations) of restricted stock at $51.15 per share ($29.5 million in the aggregate) to various officers and employees pursuant to the Company's 2001 Employees' Restricted Stock Purchase Plan ("Restricted Stock"). The number of shares and the current value of the Restricted Stock issued to each employee were based on the estimated benefits lost by that employee as a result of the termination of the Loan Program. The Restricted Stock is scheduled to vest ratably on the third, fourth and fifth anniversary dates of the award. Included in the Restricted Stock granted was 319,490 restricted shares issued to the Company's Chief Executive Officer ("CEO") which are also scheduled to vest ratably on the third, fourth and fifth anniversary dates of the award. However, subject to stockholder approval of certain amendments to the Restricted Stock Purchase Plan, the shares issued to the Company's CEO will be awarded only if the Company achieves a 14% cumulative increase in earnings during the two-year period ending December 31, 2004, as compared to the year ended December 31, 2002.

In connection with the Loan Program, it was the Company's policy to charge compensation expense for the loan forgiveness over the employees' estimated service period or approximately six years on average. As of December 31, 2002, the Company had approximately $18 million of loans outstanding in connection with the Loan Program (approximately $13 million of which was loaned to officers of the Company), of which approximately $15 million was charged to compensation expense through that date. The balance will be charged to compensation expense over the remaining service periods (through March, 2007), assuming the forgiveness criteria are met. In addition, as of July 1, 2002, the Company had recorded an additional accrual of approximately $16.0 million related to the estimated benefits earned under the Loan Program for which loans had not yet been extended. As a result of the termination of the Loan Program, this accrued liability was adjusted by reducing compensation expense by $16.0 million during 2002 (the majority of which was recorded during the third quarter of 2002) since the Company does not have any future obligations related to the benefits that employees might have been entitled to if the Loan Program had continued.

Since the Restricted Stock awards were primarily intended to replace the benefits that had been earned under the Loan Program, a portion of the awards was attributable to services rendered by employees in prior periods. Accordingly, in connection with the issuance of the Restricted Stock awards during 2002, during the third quarter of 2002 the Company recorded approximately $14.1 million of compensation expense which represented the prior service portion of the expense related to the

Restricted Stock awards. During the fourth quarter of 2002, an additional $1.2 million of compensation expense was recorded related to the Restricted Stock awards. The remaining expense associated with the Restricted Stock awards (estimated at $14.2 million as of December 31, 2002, but subject to adjustment based on the market value of the shares granted to the Company's CEO) will be recorded over the vesting periods of the awards (through the third quarter of 2007), assuming the recipients remain employed by the Company.

In addition to the stock option plan the Company has the following stock incentive and purchase plans: (i) a Stock Compensation Plan which expires in November, 2004 under which Class B Common Shares may be granted to key employees, consultants and independent contractors (officers and directors are ineligible); (ii) a Stock Ownership Plan whereby eligible employees (officers of the Company are no longer eligible) may purchase shares of Class B Common Stock directly from the Company at current market value and the Company will loan each eligible employee 90% of the purchase price for the shares, subject to certain limitations, (loans are partially recourse to the employees); (iii) a 2001 Restricted Stock Purchase Plan which allows eligible participants to purchase shares of Class B Common Stock at par value, subject to certain restrictions (575,997 shares issued during 2002), and; (iv) a Stock Purchase Plan which allows eligible employees to purchase shares of Class B Common Stock at a ten percent discount. The Company has reserved 3.4 million shares of Class B Common Stock for issuance under these various plans (excluding terminated plans) and has issued 1.6 million shares pursuant to the terms of these plans (excluding terminated plans) as of December 31, 2002, of which 38,432, 3,542 and 54,076 became fully vested during 2002, 2001 and 2000, respectively.

In connection with the long-term incentive plans described above, the Company recorded net compensation expense of $3.6 million in 2002, $12.6 million in 2001 and $6.8 million in 2000.

6) INCOME TAXES

Components of income taxes are as follows:

Year Ended December 31 (000s)	**2002**	2001	2000
Currently payable			
Federal and foreign	**$ 97,070**	$66,122	$35,506
State	**8,384**	5,851	3,217
	105,454	71,973	38,723
Deferred			
Federal	**(3,440)**	(13,622)	12,884
State	**(304)**	(1,204)	1,139
	(3,744)	(14,826)	14,023
Total	**$101,710**	$57,147	$52,746

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS 109). Under SFAS 109, deferred taxes are required to be classified based on the financial statement classification of the related assets and liabilities which give rise to temporary differences. Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows:

Year Ended December 31 (000s)	**2002**	2001
Self-insurance reserves	**$51,737**	$40,730
Doubtful accounts and other reserves	**(13,351)**	(11,063)
State income taxes	**1,087**	321
Other deferred tax assets	**40,935**	23,141
Depreciable and amortizable assets	**(69,651)**	(56,741)
Total deferred taxes	**$10,757**	($3,612)

A reconciliation between the federal statutory rate and the effective tax rate is as follows:

Year Ended December 31	**2002**	2001	2000
Federal statutory rate	**35.0%**	35.0%	35.0%
Deductible depreciation, amortization and other	**(0.2)**	(0.7)	(0.8)
State taxes, net of federal income tax benefit	**1.9**	1.9	1.9
Effective tax rate	**36.7%**	36.2%	36.1%

The net deferred tax assets and liabilities are comprised as follows:

Year Ended December 31 (000s)	**2002**	2001
Current deferred taxes		
Assets	**$38,374**	$36,290
Liabilities	**(13,351)**	(11,063)
Total deferred taxes-current	**25,023**	25,227
Noncurrent deferred taxes		
Assets	**55,385**	27,902
Liabilities	**(69,651)**	(56,741)
Total deferred taxes-noncurrent	**(14,266)**	(28,839)
Total deferred taxes	**$10,757**	($3,612)

The assets and liabilities classified as current relate primarily to the allowance for uncollectible patient accounts and the current portion of the temporary differences related to self-insurance reserves. Under SFAS 109, a valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. Accordingly, the Company has not provided a valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward period are reduced.

7) LEASE COMMITMENTS

Certain of the Company's hospital and medical office facilities and equipment are held under operating or capital leases which expire through 2008 (See Note 9). Certain of these leases also contain provisions allowing the Company to purchase the leased assets during the term or at the expiration of the lease at fair market value.

A summary of property under capital lease follows:

	(000s)	
Year Ended December 31	**2002**	2001
Land, buildings and equipment	**$42,346**	$31,902
Less: accumulated amortization	**(23,551)**	(23,140)
	$18,795	$ 8,762

Future minimum rental payments under lease commitments with a term of more than one year as of December 31, 2002, are as follows:

	(000s)	
Year	Capital Leases	Operating Leases
2003	$ 5,048	$ 32,704
2004	5,426	28,180
2005	4,026	20,971
2006	3,571	16,043
2007	1,482	2,914
Later Years	5,920	5,048
Total minimum rental	$25,473	$105,860
Less: Amount representing interest	7,552	
Present value of minimum rental commitments	17,921	
Less: Current portion of capital lease obligations	3,496	
Long-term portion of capital lease obligations	$14,425	

Capital lease obligations of $9.5 million in 2002, $10.6 million in 2001 and $1.9 million in 2000 were incurred when the Company entered into capital leases for new equipment or assumed capital lease obligations upon the acquisition of facilities.

8) COMMITMENTS AND CONTINGENCIES

Due to unfavorable pricing and availability trends in the professional and general liability insurance markets, the Company's subsidiaries have assumed a greater portion of the hospital professional and general liability risk as the cost of commercial professional and general liability insurance coverage has risen significantly. As a result, effective January 1, 2002, most of the Company's subsidiaries were self-insured for malpractice exposure up to $25 million per occurrence. The Company, on behalf of its subsidiaries, purchased an umbrella excess policy through a commercial insurance carrier for coverage in excess of $25 million per occurrence with a $75 million aggregate limitation. Total insurance expense including professional and general liability, property, auto and workers' compensation, was approximately $25 million higher in 2002 as compared to 2001. Given these insurance market conditions, there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in claims asserted against the Company, will not have a material adverse effect on the Company's future results of operations.

For the period from January 1, 1998 through December 31, 2001, most of the Company's subsidiaries were covered under professional and general liability insurance policies with PHICO, a Pennsylvania-based commercial insurance company. Certain subsidiaries, including hospitals located in Washington, D.C, Puerto Rico and south Texas were covered under policies with various coverage limits up to $5 million per occurrence through December 31, 2001. The majority of the remaining subsidiaries were covered under policies, which provided for a self-insured retention limit up to $1 million per occurrence, with an annual aggregate retention amount of approximately $4 million in 1998, $5 million in 1999, $7 million in 2000 and $11 million in 2001. These subsidiaries maintain excess coverage up to $100 million with other major insurance carriers.

Early in the first quarter of 2002, PHICO was placed in liquidation by the Pennsylvania Insurance Commissioner. As a result, during the fourth quarter of 2001, the Company recorded a $40 million pre-tax charge to earnings to accrue for its estimated liability that resulted from this event. Management estimated this liability based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimates of unasserted claims based on historical experience, and estimated recoveries from state guaranty funds.

When PHICO entered liquidation proceedings, each state's department of insurance was required to declare PHICO as insolvent or impaired. That designation effectively triggers coverage under the applicable state's insurance guarantee association, which operates as replacement coverage, subject to the terms, conditions and limits set forth in that particular state. Therefore, the Company is entitled to receive reimbursement from those state's guarantee funds for which it meets the eligibility requirements. In addition, the Company may be entitled to receive reimbursement from PHICO's estate for a portion of the claims ultimately paid by the Company. Management expects that the remaining cash payments related to these claims will be made over the next seven years as the cases are settled or adjudicated.

Included in other assets as of December 31, 2002 and 2001, were estimates of approximately $37 million and $54 million, respectively, representing expected recoveries from various state guaranty funds. The reduction in estimated recoveries as of December 31, 2002 as compared to December 31, 2001 is due to Management's reassessment of its ultimate liability for general and professional liability claims relating to the period from 1998 through 2001, its estimate of related recoveries under state guaranty funds, and payments received during 2002 from such state guaranty funds. While Management continues to monitor the factors used in making these estimates, the Company's ultimate liability for professional and general liability claims and its actual recoveries from state guaranty funds, could change materially from current estimates due to the inherent uncertainties involved in making such estimates. Therefore, there can be no assurance that changes in these estimates, if any, will not have a material adverse effect on the Company's financial position, results of operations or cash flows in future periods.

As of December 31, 2002, the total accrual for the Company's professional and general liability claims, including all PHICO related claims was $168.2 million ($131.2 million net of expected recoveries from state guaranty funds), of which $12.0 million is included in other current liabilities. As of December 31, 2001, the total reserve for the Company's professional and general liability claims was $158.1 million ($104.1 million net of expected recoveries from state guaranty funds), of which $26.0 million is included in other current liabilities.

As of December 31, 2002, the Company has outstanding letters of credit and surety bonds totaling $28.4 million consisting of: (i) $22.5 million related to the Company's self insurance programs, and; (ii) $5.9 million consisting primarily of collateral for outstanding bonds of an unaffiliated party and public utility.

The Company entered into a long-term contract with a third party, that expires in 2012, to provide certain data processing services for its acute care and behavioral health facilities.

During the fourth quarter of 2000, the Company recognized a pre-tax charge of $7.7 million to reflect the amount of an unfavorable jury verdict and reserve for future legal costs relating to an unprofitable facility that was closed during the first quarter of 2001. During 2001, an appellate court issued an opinion affirming the jury verdict and during the first quarter of 2002, the Company filed a petition for review by the Texas Supreme Court, which has accepted the case for review. Pending the outcome of the state supreme court review, the Company recorded interest expense related to this unfavorable jury verdict in the amount of $700,000 in both 2002 and 2001. During the fourth quarter of 2002, as a result of the sale of the real estate of this facility, the Company recorded a pre-tax $2.2 million gain.

In addition, various suits and claims arising in the ordinary course of business are pending against the Company. In the opinion of management, the outcome of such claims and litigation will not materially affect the Company's consolidated financial position or results of operations.

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government action has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare providers. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to fines or penalties or required to repay amounts received from government for previously billed patient services. While management of the Company believes its policies, procedures and practices comply with governmental regulations, no assurance can be given that the Company will not be subjected to governmental inquiries or actions.

The Health Insurance Portability and Accountability Act ("HIPAA") was enacted in August, 1996 to assure health insurance portability, reduce healthcare fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Organizations are required to be in compliance with certain HIPAA provisions beginning in April, 2003. Provisions not yet finalized are required to be implemented two years after the effective date of the regulation. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. The Company is in the process of implementation of the necessary changes required pursuant to the terms of HIPAA. The Company expects that the implementation cost of the HIPAA related modifications will not have a material adverse effect on the Company's financial condition or results of operations.

9) RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company held approximately 6.6% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). The Company serves as Advisor to the Trust under an annually renewable advisory agreement. Pursuant to the terms of this advisory agreement, the Company conducts the Trust's day to day affairs, provides administrative services and presents investment opportunities. In addition, certain officers and directors of the Company are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore the Company accounts for its investment in the Trust using the equity method of accounting. The Company's pre-tax share of income from the Trust was $1.4 million during 2002, $1.3 million during 2001 and $1.2 million during 2000, and is included in net revenues in the accompanying consolidated statements of income. The carrying value of this investment was $9.1 million and $9.0 million at December 31, 2002 and 2001, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of this investment was $20.3 million at December 31, 2002 and $18.0 million at December 31, 2001.

As of December 31, 2002, the Company leased six hospital facilities from the Trust with terms expiring in 2004 through 2008. These leases contain up to six 5-year renewal options. During 2002, the Company exercised the five-year renewal option on an acute care hospital leased from the Trust which was scheduled to expire in 2003. The renewal rate on this facility is based upon the five year Treasury rate on March 29, 2003 plus a spread. Future minimum lease payments to the Trust are included in Note 7. Total rent expense under these operating leases was $17.2 million in 2002, $16.5 million in 2001 and $17.1 million in 2000. The terms of the lease provide that in the event the Company discontinues operations at the leased facility for more than one year, the Company is obligated to offer a substitute property. If the Trust does not accept the substitute property offered, the Company is obligated to purchase the leased facility back from the Trust at a price equal to the greater of its then fair market value or the original purchase price paid by the Trust. As of December 31, 2002, the aggregate fair market value of the Company's facilities leased from the Trust is not known, however, the aggregate original purchase price paid by the Trust for these properties was $112.5 million. The Company received an advisory fee from the Trust of $1.4 million in 2002 and $1.3 million in both 2001 and 2000 for investment and administrative services provided under a contractual agreement which is included in net revenues in the accompanying consolidated statements of income.

During 2000, the Company sold the real property of a medical office building to limited liability company that is majority owned by the Trust for cash proceeds of approximately $10.5 million. Tenants in the multi-tenant building include subsidiaries of the Company as well as unrelated parties.

In connection with a long-term incentive compensation plan that was terminated during the third quarter of 2002, the Company had $18 million as of December 31, 2002 and $21 million as of December 31, 2001, of gross loans outstanding to various employees of which $15 million as of December 31, 2002 and $18 million as of December 31, 2001 were charged to compensation expense through that date. Included in the amounts outstanding were gross loans to officers of the Company amounting to $13 million as of December 31, 2002 and $16 million as of December 31, 2001 (see Note 5).

The Company's Chairman and Chief Executive Officer is member of the Board of Directors of Broadlane, Inc. In addition, the Company and certain members of executive management own approximately 6% of the outstanding shares of Broadlane, Inc. as of December 31, 2002. Broadlane, Inc. provides contracting and other supply chain services to various healthcare organizations, including the Company.

A member of the Company's Board of Directors and member of the Executive Committee is Of Counsel to the law firm used by the Company as its principal outside counsel. This Board member is also the trustee of certain trusts for the benefit of the Chief Executive Officer and his family. This law firm also provides personal legal services to the Company's Chief Executive Officer. Another member of the Company's Board of Directors and member of the Board's Executive and Audit Committees was formerly Senior Vice Chairman and Managing Director of the investment banking firm used by the Company as one of its Initial Purchasers for the Convertible Debentures issued in 2000.

10) PENSION PLAN

The Company maintains contributory and non-contributory retirement plans for eligible employees. The Company's contributions to the contributory plan amounted to $7.2 million, $6.2 million and $4.7 million in 2002, 2001 and 2000, respectively. The non-contributory plan is a defined benefit pension plan which covers employees of one of the Company's subsidiaries. The benefits are based on years of service and the employee's highest compensation for any five years of employment. The Company's funding policy is to contribute annually at least the minimum amount that should be funded in accordance with the provisions of ERISA.

The following table shows reconciliations of the defined benefit pension plan for the Company as of December 31, 2002 and 2001:

	(000s)	
	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	**$ 54,100**	$49,754
Service cost	**986**	923
Interest cost	**3,856**	3,667
Benefits paid	**(1,732)**	(1,810)
Actuarial loss	**4,417**	1,566
Benefit obligation at end of year	**$ 61,627**	$54,100
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 50,456**	$53,329
Actual return on plan assets	**(5,553)**	(873)
Benefits paid	**(1,732)**	(1,810)
Administrative expenses	**(253)**	(190)
Fair value of plan assets at end of year	**$ 42,918**	$50,456
Funded status of the plan	**$(18,709)**	$ (3,644)
Unrecognized actuarial loss	**17,289**	2,607
Net amount recognized	**(1,420)**	(1,037)
Total amounts recognized in the balance sheet consist of:		
Accrued benefit liability	**$(13,666)**	$ (1,037)
Accumulated other comprehensive income	**12,246**	—
Net amount recognized	**$ (1,420)**	$ (1,037)
Accumulated other comprehensive loss attributable to change in additional minimum liability recognition	**$ 12,246**	—
Weighted average assumptions as of December 31		
Discount rate	**6.75%**	7.25%
Expected long-term rate of return on plan assets	**9.00%**	9.00%
Rate of compensation increase	**4.00%**	4.00%

		(000s)	
	2002	2001	2000
Components of net periodic benefit cost			
Service cost	**$ 986**	$ 923	$ 921
Interest cost	**3,856**	3,667	3,428
Expected return on plan assets	**(4,459)**	(4,723)	(4,700)
Recognized actuarial gain	**—**	—	(413)
Net periodic cost (benefit)	**$ 383**	$ (133)	$ (764)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $61,627, $56,584 and $42,918, respectively as of December 31, 2002. The fair value of plan assets, comprised of approximately 70% equities and 30% fixed income securities, exceeded the accumulated benefit obligations of the plan, as of December 31, 2001. As a result of a reduction in the expected long-term rate of return to 8% and reduction of the discount rate to 6.75% for 2003, the Company's pension expense is estimated to increase by approximately $3 million as compared to 2002.

11) SEGMENT REPORTING

The Company's reportable operating segments consist of acute care services and behavioral health care services. The "Other" segment column below includes centralized services including information services, purchasing, reimbursement, accounting, taxation, legal, advertising, design and construction, and patient accounting as well as the operating results for the Company's other operating entities including outpatient surgery and radiation centers and an 80% ownership interest in an operating company that owns nine hospitals located in France. The Company's France subsidiary is included on the basis of the year ended November 30th. The chief operating decision making group for the Company's acute care services and behavioral health care services located in the U.S. and Puerto Rico is comprised of the Company's President and Chief Executive Officer, and the lead executives of each of the Company's two primary operating segments. The lead executive for each operating segment also manages the profitability of each respective segment's various hospitals. The acute care and behavioral health services' operating segments are managed separately because each operating segment represents a business unit that offers different types of healthcare services. The accounting policies of the operating segments are the same as those described in the Summary of Significant Accounting Policies included in Footnote 1 to the Consolidated Financial Statements. The Company adopted SFAS Nos. 142 and 144, effective January 1, 2002. There was no impact on the segment data presented as a result of the adoption of these pronouncements.

(Dollar amounts in thousands)

2002	Acute Care Services	Behavioral Health Care Services	Other	Total Consolidated
Gross inpatient revenues	$5,183,944	$979,824	$ 94,511	$6,258,279
Gross outpatient revenues	$1,814,757	$149,604	$159,905	$2,124,266
Total net revenues	$2,524,292	$565,585	$169,021	$3,258,898
Operating income (a)	$ 433,369	$114,341	$ (31,691)	$ 516,019
Total assets	$1,692,360	$259,019	$371,850	$2,323,229
Licensed beds	5,813	3,752	1,083	10,648
Available beds	4,802	3,608	1,083	9,493
Patient days	1,239,040	1,005,882	319,100	2,564,022
Admissions	266,261	84,348	63,781	414,390
Average length of stay	4.7	11.9	5.0	6.2

2001	Acute Care Services	Behavioral Health Care Services	Other	Total Consolidated
Gross inpatient revenues	$4,032,623	$908,424	$ 53,725	$4,994,772
Gross outpatient revenues	$1,432,232	$143,907	$145,398	$1,721,537
Total net revenues	$2,182,052	$538,443	$119,996	$2,840,491
Operating income (a)	$ 389,179	$102,502	$ (49,760)	$ 441,921
Total assets	$1,488,979	$274,013	$405,597	$2,168,589
Licensed beds	5,514	3,732	720	9,966
Available beds	4,631	3,588	720	8,939
Patient days	1,123,264	950,236	180,111	2,253,611
Admissions	237,802	78,688	38,627	355,117
Average length of stay	4.7	12.1	4.7	6.3

2000	Acute Care Services	Behavioral Health Care Services	Other	Total Consolidated
	(Dollar amounts in thousands)			
Gross inpatient revenues	$3,152,132	$584,030	$ 21,071	$3,757,233
Gross outpatient revenues	$1,104,264	$103,015	$116,765	$1,324,044
Total net revenues	$1,816,353	$356,340	$ 69,751	$2,242,444
Operating income (a)	$ 337,580	$ 64,960	$ (43,215)	$ 359,325
Total assets	$1,346,150	$267,427	$128,800	$1,742,377
Licensed beds	4,980	2,612	—	7,592
Available beds	4,220	2,552	—	6,772
Patient days	1,017,646	608,423	—	1,626,069
Admissions	214,771	49,971	—	264,742
Average length of stay	4.7	12.2	—	6.1

(a) Operating income is defined as net revenues less salaries, wages & benefits, other operating expenses, supplies expense and provision for doubtful accounts. Below is a reconciliation of consolidated operating income to consolidated net income before income taxes and extraordinary charge:

	(amount in thousands)		
	2002	2001	2000
Consolidated operating income	$516,019	$441,921	$359,325
Less: Depreciation & amortization	124,794	127,523	112,809
Lease & rental expense	61,712	53,945	49,039
Interest expense, net	34,746	36,176	29,941
Provision for insurance settlements	—	40,000	—
(Recovery of)/facility closure costs	(2,182)	—	7,747
Minority interests in earnings of consolidated entities	19,658	17,518	13,681
Losses on foreign exchange and derivative transactions	220	8,862	—
Consolidated income before income taxes and extraordinary charge	$277,071	$157,897	$146,108

12) QUARTERLY RESULTS (unaudited)

The following tables summarize the Company's quarterly financial data for the two years ended December 31, 2002:

(000s, except per share amounts)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$804,371	$805,945	$813,104	$835,478
Income before income taxes and extraordinary charge	$ 72,165	$ 70,072	$ 65,489	$ 69,345
Net income	$ 45,673	$ 44,347	$ 41,451	$ 43,890
Earnings per share – basic	$ 0.76	$ 0.74	$ 0.69	$ 0.74
Earnings per share – diluted	$ 0.71	$ 0.69	$ 0.65	$ 0.69

Net revenues in 2002 include $33.0 million of additional revenues received from Medicaid disproportionate share hospital ("DSH") funds in Texas and South Carolina. Of this amount, $8.4 million was recorded in the first quarter, $8.8 million in the second quarter, $7.0 million in the third quarter and $8.8 million in the fourth quarter. These amounts were recorded in periods that the Company met all of the requirements to be entitled to these reimbursements. Failure to renew these programs beyond their scheduled termination dates (June 30, 2003 for South Carolina and August 31, 2003 for Texas), failure to qualify for DSH funds under these programs, or reductions in reimbursements, could have a material adverse effect on the Company's future results of operations. Included in the Company's results during the fourth quarter of 2002 is a $2.2 million pre-tax gain on the sale of the real estate of a hospital that was closed in 2001 ($.02 per diluted share after-tax).

	(000s, except per share amounts)			
2001	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Net revenues	$676,949	$718,596	$720,784	$724,162
Income before income taxes and extraordinary charge	$ 56,923	$ 50,888	$ 47,519	$ 2,567
Net income	$ 36,171	$ 32,390	$ 30,254	$ 927
Earnings per share after extraordinary charge – basic	$ 0.60	$ 0.54	$ 0.50	$ 0.02
Earnings per share after extraordinary charge – diluted	$ 0.57	$ 0.51	$ 0.48	$ 0.02

Net revenues in 2001 include $32.6 million of additional revenues received from DSH funds in Texas and South Carolina. Of this amount, $6.4 million was recorded in the first quarter, $9.1 million in the second quarter, $8.8 million in the third quarter and $8.3 million in the fourth quarter. These amounts were recorded in periods that the Company met all of the requirements to be entitled to these reimbursements. Included in the Company's results for the fourth quarter of 2001 are the following charges: (i) a $40.0 million pre-tax charge ($.38 per diluted share after-tax) to reserve for malpractice expenses that may result from the liquidation of the Company's third party malpractice insurance company (PHICO); (ii) a $7.4 million pre-tax charge ($.07 per diluted share after-tax) resulting from the early termination of interest rate swaps, and; (iii) a $1.6 million pre-tax charge ($.01 per diluted share after-tax) from the early extinguishment of debt.

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Universal Health Services, Inc.:

We have audited the accompanying consolidated balance sheet of Universal Health Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2002, and the related consolidated statements of income, common stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying consolidated balance sheet of Universal Health Services, Inc. and subsidiaries as of December 31, 2001, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the years in the two year period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements before the revisions as described in Note 1 to the financial statements, in their report dated February 13, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position on Universal Health Services, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed, the above financial statements of Universal Health Services, Inc. and subsidiaries as of December 31, 2001, and for each of the years in the two-year period ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 1, the consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted as of January 1, 2002. In our opinion, the disclosures for 2001 and 2000 in Note 1 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of Universal Health Services, Inc. and subsidiaries other than with respect to such disclosures, and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2003

The following report is a copy of a previously issued Arthur Andersen LLP ("Andersen") report, and the report has not been reissued by Andersen. The Andersen report refers to the consolidated balance sheet as of December 31, 2000 and the consolidated statements of income, common stockholders' equity and cash flows for the year ended December 31, 1999, which are no longer included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Universal Health Services, Inc.:

We have audited the accompanying consolidated balance sheets of Universal Health Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Health Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Philadelphia, Pennsylvania
February 13, 2002

Arthur Andersen LLP

Directory of Hospitals and Centers



ACUTE CARE HOSPITALS

Aiken Regional Medical Centers
Aiken, South Carolina
225 beds

Auburn Regional Medical Center
Auburn, Washington
149 beds

Central Montgomery Medical Center
Lansdale, Pennsylvania
150 beds

Chalmette Medical Center
Chalmette, Louisiana
195 beds

Desert Springs Hospital
Las Vegas, Nevada
351 beds

Doctors' Hospital of Laredo
Laredo, Texas
180 beds

Doctors' Hospital of Shreveport
Shreveport, Louisiana
136 beds

Edinburg Regional Medical Center
Edinburg, Texas
169 beds

Fort Duncan Medical Center
Eagle Pass, Texas
77 beds

The George Washington
University Hospital
Washington, D.C.
371 beds

Hospital San Francisco
Rio Piedras, Puerto Rico
160 beds

Hospital San Pablo
Bayamon, Puerto Rico
430 beds

Hospital San Pablo del Este
Fajardo, Puerto Rico
180 beds

Lancaster Community Hospital
Lancaster, California
117 beds

Manatee Memorial Hospital
Bradenton, Florida
491 beds

McAllen Medical Center and
McAllen Heart Hospital
McAllen, Texas
633 beds

Northern Nevada Medical Center
Sparks, Nevada
100 beds

Northwest Texas Healthcare System
Amarillo, Texas
357 beds

River Parishes Hospital
LaPlace, Louisiana
106 beds

St. Mary's Regional Medical Center
Enid, Oklahoma
277 beds

Southwest Healthcare System
Inland Valley Campus
Wildomar, California
80 beds

Southwest Healthcare System
Rancho Springs Campus
Murrieta, California
96 beds

Summerlin Hospital Medical Center
Las Vegas, Nevada
190 beds

Valley Hospital Medical Center
Las Vegas, Nevada
400 beds

Wellington Regional Medical Center
West Palm Beach, Florida
120 beds



BEHAVIORAL HEALTH CENTERS

Anchor Hospital
Atlanta, Georgia
74 beds

The Arbour Hospital
Boston, Massachusetts
118 beds

The BridgeWay
North Little Rock, Arkansas
70 beds

The Carolina Center for Behavioral Health
Greer, South Carolina
66 beds

Clarion Psychiatric Center
Clarion, Pennsylvania
70 beds

Community Behavioral Health
Memphis, TN
50 beds

Del Amo Hospital
Torrance, California
166 beds

Fairmount Behavioral Health System
Philadelphia, Pennsylvania
169 beds

Forest View Hospital
Grand Rapids, Michigan
62 beds

Fuller Memorial Hospital
South Attleboro, Massachusetts
82 beds

Glen Oaks Hospital
Greenville, Texas
54 beds

Hampton Behavioral Health Center
Westhampton, New Jersey
100 beds

Hartgrove Hospital
Chicago, Illinois
119 beds

The Horsham Clinic
Ambler, Pennsylvania
146 beds

Hospital San Juan Capestrano
Rio Piedras, Puerto Rico
108 beds

HRI Hospital
Brookline, Massachusetts
68 beds

KeyStone Center
Wallingford, Pennsylvania
114 beds

La Amistad Behavioral Health Services
Maitland, Florida
56 beds

Lakeside Behavioral Health System
Memphis, Tennessee
204 beds

Laurel Heights Hospital
Atlanta, Georgia
107 beds

The Meadows Psychiatric Center
Centre Hall, Pennsylvania
101 beds

Meridell Achievement Center
Austin, Texas
114 beds

Midwest Center for Youth and Families
Kouts, Indiana
50 beds

North Star Hospital
Anchorage, Alaska
74 beds

North Star Residential Treatment Center
Anchorage, Alaska
25 beds

Palmer Residential Treatment Center
Palmer, Alaska
9 beds

Parkwood Behavioral Health System
Olive Branch, Mississippi
106 beds

The Pavilion
Champaign, Illinois
46 beds

Peachford Behavioral Health System
of Atlanta
Atlanta, Georgia
184 beds

Pembroke Hospital
Pembroke, Massachusetts
107 beds

Provo Canyon School
Provo, Utah
211 beds

Ridge Behavioral Health System
Lexington, Kentucky
110 beds

River Crest Hospital
San Angelo, Texas
80 beds

River Oaks Hospital
New Orleans, Louisiana
126 beds

Rockford Center
Newark, Delaware
74 beds

Roxbury
Shippensburg, Pennsylvania
53 beds

St. Louis Behavioral Medicine Institute
St. Louis, Missouri

Talbott Recovery Campus
Atlanta, Georgia

Timberlawn Mental Health System
Dallas, Texas
124 beds

Turning Point Care Center
Moultrie, Georgia
59 beds

Two Rivers Psychiatric Hospital
Kansas City, Missouri
80 beds

Westwood Lodge Hospital
Westwood, Massachusetts
126 beds

MÉDI-PARTENAIRES (Paris/Bordeaux)

Clinique Ambroise Paré
Toulouse, France
204 beds

Clinique Richelieu
Saintes, France
82 beds

Clinique Bercy
Charenton le Pont, France
100 beds

Clinique Villette
Dunkerque, France
123 beds

Clinique Pasteur
Bergerac, France
72 beds

Clinique Bon Secours
Le Puy en Velay, France
101 beds

Clinique Aressy
Aressy, France
179 beds

Clinique Saint-Augustin
Bordeaux, France
159 beds

Clinique Saint-Jean
Montpellier, France
118 beds

Hôpital Clinique Claude Bernard
Metz, France
140 beds

Polyclinique Montréal
Carcassonne, France
249 beds



AMBULATORY SURGERY CENTERS

Brownsville Surgicare
Brownsville, Texas

Eye Surgery Specialists of Puerto Rico
San Turce, Puerto Rico

Goldring Surgical and Diagnostic Center
Las Vegas, Nevada

Hope Square Surgery Center
Rancho Mirage, California

Northwest Texas Surgery Center
Amarillo, Texas

Outpatient Surgical Center
of Ponca City
Ponca City, Oklahoma

Plaza Surgery Center
Las Vegas, Nevada

St. George Surgical Center
St. George, Utah

St. Luke's SurgiCenter
Hammond, Louisiana

Surgical Arts Surgery Center
Reno, Nevada

Surgery Center of Littleton
Littleton, Colorado

Surgery Center of Midwest City
Midwest City, Oklahoma

Surgical Center of New Albany
New Albany, Indiana

Surgery Center of Springfield
Springfield, Missouri



RADIATION ONCOLOGY CENTERS

Auburn Regional Center for Cancer Care
Auburn, Washington

Bluegrass Cancer Center
Frankfort, Kentucky

Cancer Institute of Nevada
Las Vegas, Nevada

Danville Radiation Therapy
Danville, Kentucky

Louisville Radiation Oncology
Center
Louisville, Kentucky

Madison Radiation Therapy
Madison, Indiana

Southern Indiana Radiation Therapy
Jeffersonville, Indiana



SPECIALIZED WOMEN'S HEALTH CENTER

Renaissance Women's Center of Edmond
Edmond, Oklahoma

Board of Directors



(STANDING FROM LEFT TO RIGHT) **JOHN F. WILLIAMS, JR., ALAN B. MILLER, ANTHONY PANTALEONI**
(SEATED) **ROBERT H. HOTZ, LEATRICE DUCAT, JOHN H. HERRELL**

Alan B. Miller [3,4]

Chairman of the Board,
President and
Chief Executive Officer

Leatrice Ducat [1,2,5]

President and Founder, National Disease Research Interchange since 1980; President and Founder, Human Biological Data Interchange since 1988; Founder, Juvenile Diabetes Foundation, National and International Organization of the Juvenile Diabetes Foundation

John H. Herrell [1,2]

Former Chief Administrative Officer and Member, Board of Trustees, Mayo Foundation; Rochester, MN

Robert H. Hotz [1,3,4,5]

Senior Managing Director, Head of Investment Banking, Head of the Board of Directors Advisory Service, Member of the Board of Directors, Houlihan Lokey Howard & Zukin, New York, NY;
Former Senior Vice Chairman, Investment Banking for the Americas, UBS Warburg, LLC, New York, NY

Anthony Pantaleoni [3,4]

Of Counsel, Fulbright & Jaworski, L.L.P. New York, NY

John F. Williams, Jr., M.D., Ed.D. [2,5]

Provost,Vice President for Health Affairs and Dean, The George Washington University

Committees of the Board: [1] Audit Committee, [2] Compensation Committee, [3] Executive Committee, [4] Finance Committee, [5] Nominating/Corporate Governance

Officers

CORPORATE

Alan B. Miller
President and Chief Executive Officer

O. Edwin French
Senior Vice President

Steve G. Filton
Vice President and Chief
Financial Officer

Richard C. Wright
Vice President

Debra K. Osteen
Vice President

Bruce R. Gilbert
General Counsel

Eileen D. Bove
Assistant Vice President

Charles F. Boyle
Assistant Vice President

Joyce M. Lunney
Assistant Vice President

Donald J. Pyskacek
Assistant Vice President

Cheryl K. Ramagano
Assistant Treasurer

Linda L. E. Reino
Assistant Vice President

DIVISION

Acute Care

O. Edwin French
President—Acute Care

Michael Marquez
Vice President—Acute Care

Robert L. Smith
Vice President—Acute Care

Milton L. Cruz
Group Director and Director of
Development—Caribbean Operations

Robert W. Danforth
Vice President—Universal Health
Network

Behavioral Health

Debra K. Osteen
President—Behavioral Health

Roy A. Ettlinger
Vice President—Behavioral Health

Ronald M. Fincher
Vice President—Behavioral Health

Barry L. Pipkin
Vice President—Behavioral Health

Martin C. Schappell
Vice President—Behavioral Health

Behavioral Health (continued)

Linda Berridge
Group Director—Behavioral Health

Craig L. Nuckles
Group Director—Behavioral Health

Ambulatory

Michael Urbach
Senior Vice President—Ambulatory
Surgery Centers

Médi-Partenaires (Paris/Bordeaux)

Frédéric Dubois
Président Directeur Général

Sylvie Péquignot
Directeur Général

Corporate Information

EXECUTIVE OFFICES

Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406
(610) 768-3300

Management Subsidiary
UHS of Delaware, Inc.

REGIONAL OFFICES

Development
West William Cannon Drive
Bldg. One, Suite 150
Austin, Texas 78735
(512) 330-9858

Western Region
1635 Village Center Circle
Suite 200
Las Vegas, NV 89134
(702) 360-9040

Universal Health Network
639 Isbell Road
Suite 400

ANNUAL MEETING

May 21, 2003 10:00 a.m.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

COMPANY COUNSEL

Fulbright & Jaworski, L.L.P.
New York, New York

AUDITORS

KPMG, LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660.
Telephone: 1-800-526-0801
www.melloninvestor.com

Please contact Mellon Investor

INTERNET ADDRESS

The company can be accessed
on the World Wide Web at:
http://www.uhsinc.com

LISTING

Class B Common Stock:New York
Stock Exchange under the symbol UHS.

PUBLICATIONS

For copies of the company's annual report, Form 10-K, Form 10-Q, quarterly reports, and proxy statements, please call 1-800-874-5819, or write Investor Relations, Universal Health Services, Inc., Universal Corporate Center, P.O. Box 61558, 367 South Gulph Road, King of Prussia, PA 19406

FINANCIAL COMMUNITY INQUIRIES

The Company welcomes inquiries
from members of the financial



Universal Health Services, Inc.
Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406